Exhibit 99.9

AKUMIN CORP.

(as “Purchaser”),

AKUMIN INC.

(as “Parent”),

THOSE PERSONS LISTED ON SCHEDULE A ATTACHED HERETO AND

IDENTIFIED AS A “SELLER”

(collectively referred to herein as the “Sellers” and, individually a “Seller”),

and

THOSE PERSONS LISTED ON SCHEDULE A ATTACHED HERETO AND

IDENTIFIED AS A “PRINCIPAL”

(collectively referred to herein as the “Principals” and, individually a “Principal”)

SHARE PURCHASE AGREEMENT

FOR TIC ACQUISITION HOLDINGS, LLC

April 15, 2019

(i)

(ii)

SCHEDULES

Schedule A – [Redacted – Personal Information - Schedules]

Schedule 2.6(1) – [Redacted – Commercially Sensitive Information - Schedules]

Schedule 6.1(h)(v) – List and Form of Seller Non-Competition Agreement

Schedule 6.1(h)(ix) – [Redacted – Commercially Sensitive Information - Schedules]

Schedule 6.1(h)(x) – Form of Lock-Up Agreement

Schedule 6.1(h)(xiv) – [Redacted – Commercially Sensitive Information - Schedules]

Schedule 6.1(h)(xv) – Form of Subscription Agreement

Schedule 9.6(5) – Third Party Claim Procedure

(iii)

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated April 15, 2019 by and among the Sellers, the Principals, the Purchaser and the Parent.

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the capitalized terms listed below shall have the corresponding meanings.

“Accounting Policies” means those specific accounting policies set out in Schedule 2.6(1).

“Accounts Receivable” means all accounts receivables, notes receivables and other debts due or accruing due to any Purchased Company recognized in accordance with U.S. GAAP.

“ADG” means ADG Acquisition Holdings, Inc.

“Affiliate” of a Person means any other Person that directly or indirectly controls, is controlled by or is under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. The terms “controlled”, “controls”, and “under common control with” have meanings correlative thereto.

“Agreement” means this Share Purchase Agreement.

“Ancillary Agreements” means all agreements, certificates and other instruments delivered pursuant to this Agreement.

“Assets” means all tangible and intangible assets of the Purchased Companies.

“Authorization” means, with respect to any Person, any order, Permit, approval, consent, waiver, license or other authorization of any Governmental Entity having jurisdiction over the Person.

“Balance Sheet Date” means December 31, 2018.

“Books and Records” means the Organizational Documents, minute books, registers, share certificate books, books of account, financial and accounting information and records, personnel records, tax records, sales and purchase records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections, marketing and advertising materials and all other documents, files, correspondence and other information (whether in written, printed, electronic or computer printout form, or stored on computer discs or other data and software storage and media devices) of the Purchased Companies.

“Business” means the business operated by the Purchased Companies on the date hereof, namely that of the provision of medical diagnostic services through outpatient diagnostic imaging centers in Florida.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major U.S. chartered banks are closed for business in the State of Florida.

“Cash and Cash Equivalents” means the sum of all cash, checks, money orders, marketable securities, short-term instruments, liquid instruments and other cash equivalents, funds in time and demand deposits or similar accounts (but only to the extent convertible to cash within 30 days), and deposits in transit (to the extent there has been a reduction of receivables on account therefor), excluding (i) issued but uncleared checks, but only if the payables associated with such checks are reflected in the calculation of Working Capital, and (ii) Restricted Cash.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Closing” means the completion of the transactions contemplated in this Agreement.

“Closing Cash and Cash Equivalents” has the meaning specified in Section 2.6(1).

“Closing Date” means the date that is five Business Days after the date on which all of the conditions set forth in Article 6 are satisfied or waived (other than those that by their terms may only be satisfied at the Closing, but subject to the satisfaction thereof at the Closing), or at such other date as is mutually acceptable to the Purchaser and the Sellers’ Representative, provided that such date is no less than 30 days after the date hereof.

“Closing Indebtedness” has the meaning specified in Section 2.6(1).

“Closing Payment Amount” means an amount equal to (i) the Purchase Price minus (ii) Closing Indebtedness, minus (iii) Closing Transactions Costs, plus (iv) the amount (if any) by which the Closing Working Capital exceeds the Working Capital Target, minus (v) the amount (if any) by which the Working Capital Target exceeds the Closing Working Capital, plus (vi) Closing Cash and Cash Equivalents.

“Closing Transaction Costs” has the meaning specified in Section 2.6(1).

“Closing Working Capital” has the meaning specified in Section 2.6(1).

“Closing Statement” has the meaning specified in Section 2.6(4) or Section 2.6(5), as the case may be.

“COBRA” means the Consolidated Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Agreements” means collective bargaining agreements or other Contracts with any labor organization, union or association and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which any Purchased Company is bound.

“Commitment Letter” has the meaning specified in Section 5.10.

“Company” means TIC Acquisition Holdings, LLC.

“Concurrent Acquisitions” means the acquisition by the Purchaser of all of the equity interests in each of ADG and SFL pursuant to definitive purchase agreements between the Purchaser and the equity interests holders of each of ADG and SFL, respectively, with such acquisitions to occur concurrently with the Closing of the transactions contemplated hereunder.

“Confidential Information” has the meaning set forth in Section 10.2.

“Consideration Shares” has the meaning set forth in Section 2.2.

“Contract” means any legally binding agreement, contract, lease (other than Leases), license (other than Permits), undertaking, engagement or commitment of any nature, whether written or oral.

“Damages” means any actual and direct losses, liabilities, damages or expenses (including reasonable legal fees and expenses) resulting from an action, suit, proceeding, arbitration, claim or demand and/or in the enforcement of this Agreement; provided that “Damages” shall not include special, incidental, indirect, consequential, exemplary, punitive and other related damages, unless such damages are paid to a third party.

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Sellers to the Purchaser with this Agreement, as may be amended from time to time in accordance with Section 5.8.

“Draft Closing Statement” has the meaning specified in Section 2.6(1).

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programs, arrangements or practices relating to any current or former employees, officers or directors of any of the Purchased Companies maintained, sponsored, contributed to or funded by any Purchased Company or under which any Purchased Company may have any liability contingent or otherwise.

“Employment Contracts” means Contracts other than Employee Plans, relating to any of the employees of any Purchased Company.

“Environmental Laws” means any applicable Law, and any governmental order or binding agreement with any Governmental Entity, all as in effect on the Closing Date: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs) as in effect on the Closing Date: the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Agent” has the meaning specified in Section 2.3(1).

“Escrow Agreement” has the meaning specified in Section 2.3(1).

“Escrow Fund” has the meaning ascribed thereto in Section 2.3(1).

“Estimated Cash and Cash Equivalents” has the meaning specified in Section 2.4.

“Estimated Closing Payment Amount” means an amount equal to (i) the Purchase Price, minus (ii) Estimated Indebtedness, minus (iii) Estimated Transactions Costs, plus (iv) the amount (if any) by which the Estimated Working Capital exceeds the Working Capital Target, minus (v) the amount (if any) by which the Working Capital Target exceeds the Estimated Working Capital, plus (vi) the Estimated Cash and Cash Equivalents.

“Estimated Indebtedness” has the meaning specified in Section 2.4.

“Estimated Statement” has the meaning specified in Section 2.4.

“Estimated Transaction Costs” has the meaning specified in Section 2.4.

“Estimated Working Capital” has the meaning specified in Section 2.4.

“Final Closing Payment Amount” has the meaning specified in Section 2.7(1).

“Financial Statements” means (i) the unaudited consolidated annual financial statements of the Company and its Subsidiaries for the fiscal year ended December 31, 2018, consisting of a balance sheet (the “Latest Balance Sheet”) and the accompanying statements of income, retained earnings, statement of cash flows and changes in financial position for the period then ended and all notes to them, if any; provided that such financial statements do not contain all notes and other presentation items required under U.S. GAAP and are subject to normal year-end adjustments; and (ii) the audited consolidated annual financial statements of the Company and its Subsidiaries for the fiscal years ending December 31, 2016 and 2017, respectively, consisting in each case of a balance sheet and the accompanying statements of income, retained earnings, statement of cash flows and changes in financial position for the period then ended and all notes to them, if any, together with, a report of the auditors, BDO, Certified Public Accountants.

“Fraud” means, with respect to a Person, an actual fraud made by such Person with respect to the representations and warranties made pursuant to this Agreement (as modified by the Disclosure Letter), which involves a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement, with the express intent of inducing any party hereto to enter into this Agreement and upon which such party has relied to its detriment (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under applicable Law, and where the Person committing such actual fraud had actual knowledge that such representations and warranties were breached when made.

“Fundamental Representations of Sellers” has the meaning specified in Section 9.5(1)(a).

“General Survival Date” has the meaning specified in Section 9.5(1)(d).

“Governmental Entity” means: (i) any governmental or public department, court, administrative agency, official, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) the Toronto Stock Exchange; (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above as authorized by applicable Laws; and (v) any agent, administrator, administrative contractor, intermediary or carrier for any of the foregoing if such person possesses the general and full authority to act on behalf of the Governmental Entities set forth in clauses (i) through (iv) in the name of such Governmental Entity.

“Government Reimbursement Program” means (i) Medicare, 42 U.S.C. § 1395 et seq., (ii) Medicaid , 42 U.S.C. § 1396 et seq., (iii) the Federal Employees Health Benefit Program under 5 U.S.C. §§ 8902 et seq., (iv) TRICARE, 10 U.S.C. § 1071 et seq. or (v) any similar program, initiative, or demonstration project by any of the foregoing (including without limitation and by way of example only, the Medicare Advantage program).

“Hazardous Material” means any pollutant, contaminant, chemical, material, substance, waste or constituent (including, without limitation, crude oil or any other petroleum product and asbestos) regulated as hazardous under, any Environmental Law.

“Health Care Laws” means any and all applicable Laws and Orders relating to the regulation specifically of the health care industry, including the provision, administration, and/or payment for healthcare or healthcare-related products or services including, but not limited to, all applicable federal, state and local laws, rules, and regulations, including, without limitation, (a) Medicare, Medicaid, TRICARE programs (42 U.S.C. § 1395 et seq., 42 U.S.C. § 1396 et seq., and 10 U.S.C. § 1071 et seq., respectively); (b) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and all rules and regulations promulgated thereunder, including the breach notification regulations, its associated rules, regulations, and guidance (collectively, “HIPAA”); (c) other federal and state data privacy, security, and breach notification Laws; (d) anti-kickback and all other provisions of the Medicare/Medicaid fraud and abuse Laws (42 U.S.C. §1320a-7 et seq.) and the regulations promulgated thereunder; (e) the physician self-referral provisions of the Stark Law (42 U.S.C. § 1395nn) and the regulations promulgated thereunder; (f) the federal False Claims Act (31 U.S.C. §§ 3729-3733); (g) the federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812); (h) the exclusion Laws (42 U.S.C. § 1320a-7); (i) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); (j) any similar state Laws and regulations to the foregoing; (k) all state Laws related to referrals and kickbacks, the corporate practice of medicine, patient and program charges, claim submissions, insurance laws, recordkeeping, referrals, patient brokering, and physician or other fee splitting; (l) all state and federal Permit and accreditation Laws and professional licensing Laws, (m) all federal and state Laws governing the operation of imaging facilities and machines; (n) all federal and state Laws governing the operation of clinical laboratories, including, but not limited to, the Clinical Laboratory Improvement Amendments of 1988, as amended (42 U.S.C. § 263a, et seq.), and the regulations promulgated thereunder, including, without limitation, 42 C.F.R. Part 493, and all Laws applicable to laboratories; (o) all federal and state Laws governing the use, handling, control, compounding storage, transportation, and maintenance of controlled substances, pharmaceuticals or drugs, federal and state Laws governing the ownership and operation of a compounding pharmacy (including but not limited to the requirements set forth in the Food, Drug and Cosmetic Act and its implementing regulations, specifically including 21 U.S.C. § 353a, as amended by the Drug Quality and Security Act of 2013 and Good Laboratory Practices (21 C.F.R. Part 58)); and (p) all other applicable federal and state healthcare Laws, which includes by way of illustration and not limitation, to the extent that they have the force of Laws or otherwise serve as a basis for requiring repayments or deeming noncompliance with Government Reimbursement Programs, any and all position statements, declaratory statements, advisory opinions, bulletins, notifications, manuals, policies and interpretations and other legally binding guidance of any Governmental Entity.

“Health Care Provider” means any physician providing medical or other clinical services on behalf of the Purchased Companies on a full or part time basis or as an independent contractor or consultant.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

“Indebtedness” means (i) any liability for borrowed money at the full amount payable (including bank loans, lines of credit and loans from related parties), or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation, current and non-current portion thereof, other than, in each case (x) accounts payable representing unsecured claims of trade creditors created or assumed in the ordinary course in connection with the obtaining of materials or services that are included in Working Capital, (y) any intercompany liabilities solely as between the Purchased Companies, and (z) any other liability that is included in Working Capital or in Transaction Costs, (ii) any obligations under exchange rate contracts, interest rate protection agreements or other hedging or derivatives arrangements, (iii) any obligations to reimburse the issuer of any letter of credit (where the issuer has made payment on such letter of credit), surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn, (iv) accrued interest, (v) accounts payable and accruals related to fixed assets (unless included in Working Capital), (vi) early termination fees triggered by the transactions contemplated by this Agreement, (vii) unpaid management fees due to owners, (viii) deferred rent obligations, (ix) any accrued or owing balance relating to bonuses and the employer portion of taxes thereon, (x) capital equipment leases, (xi) all unsettled warrants or shareholder notes, (xii) any Taxes due in connection with delinquent filings and payments for tangible property Tax returns in respect of the Pre-Closing Tax Period, (xiii) all obligations due to the Seller and their related parties, (xiv) full accrual or provision for any income Taxes relating to the Pre-Closing Tax Period, and (xv) any payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with, or as a result of any prepayment or early satisfaction of, any obligation described in clauses (i) through (xv) above.

“Indemnified Person” means a Person with indemnification rights or benefits under this Agreement including pursuant to Article 9.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to Article 9.

“Indemnity Escrow Fund” means the portion of the Escrow Fund that is the Threshold Amount.

“Independent Accountants” has the meaning specified in Section 2.6(3).

“Independent Contractor Agreement” has the meaning specified in Section 6.1(h)(vii).

“Intellectual Property” means domestic and foreign (i) patents, provisional patent applications, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) designs, design registrations, design registration applications; and (v) trade names, business names, corporate names, domain name registrations, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing.

“Interim Period” means the period from the execution of this Agreement by all the parties hereto and the Closing.

“JF” has the meaning set forth in Section 11.17.

“Key Employee” means each of [Redacted - Personal Information - Key Employee].

“Law” or “Laws” means all applicable (i) federal, state, county, municipal, local or other laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and binding directives of any Governmental Entity and (iii) to the extent that they have the force of Laws or otherwise serve as a basis for requiring repayments or deeming noncompliance with Government Reimbursement Programs, standards, policies, guidelines, notices and protocols of any Governmental Entity.

“Leased Properties” means the lands and premises listed and described in Section 3.1(s) of the Disclosure Letter by reference to their municipal address.

“Leases” means all oral and written leases and all amendments, extensions, assignments and variations thereof or any guarantee or security agreements therefor, of the real properties leased by any Purchased Company.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

“Lock-Up Agreements” means the lock-up agreements referred to in Section 6.1(h)(x).

“Material Adverse Change of Parent” means any change, event, occurrence, effect or circumstance that: (A) is or would reasonably be expected to be material and adverse to the business, financial condition or results of operations of the Parent and its Subsidiaries, taken as a whole, other than changes, effects, or circumstances resulting from or arising in connection with (i) any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (ii) any change, other than regulatory changes, affecting the industry or specific markets in which the Parent and its Subsidiaries operate; (iii) any natural disaster; (iv) changes in Laws or applicable accounting standards; (v) any action taken upon the request of the Sellers or a Purchased Company; (vi) any change attributable to the announcement or performance of the transactions contemplated by this Agreement; or (vii) any existing event, occurrence or circumstance with respect to which the Sellers or a Purchased Company has knowledge on the date of this Agreement; provided that in each of clause (i), (ii), (iii) and (iv), such matter does not have a materially disproportionate effect on any of the Parent and its Subsidiaries, relative to other comparable companies and entities operating in the industries in which any of the Parent or its Subsidiaries operate; or (B) would reasonably be expected to prevent or materially delay or impair the ability of the Parent or any of its Subsidiaries to perform their obligations under this Agreement or to consummate the transactions contemplated herein. Notwithstanding the foregoing, in no case shall any of the following events be considered a Material Adverse Change of Parent:

(a)

a decrease of less than 20% of the market price as of the date of this Agreement, or a decline in the trading volume of the Parent Common Shares (it being understood that the causes underlying such change in market price or trading volume (other than those in item (A) above) may be taken into account in determining whether a Material Adverse Change of Parent has occurred); or

(b)

the failure of the Parent in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Change of Parent has occurred).

“Material Adverse Change of the Purchased Companies” means any change, event, occurrence, effect or circumstance that is or would reasonably be expected to be material and adverse to the business, financial condition or results of operations of the Purchased Companies, taken as a whole, other than changes, effects, or circumstances resulting from or arising in connection with (i) any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (ii) any change, other than regulatory changes, affecting the industry or specific markets in which the Purchased Companies operate; (iii) any natural disaster; (iv) changes in Laws or applicable accounting standards; (v) any action taken upon the request of the Purchaser or the Parent; (vi) any change attributable to the announcement or performance of the transactions contemplated by this Agreement; or (vii) any existing event, occurrence or circumstance with respect to which the Purchaser or the Parent has knowledge on the date of the Agreement; provided that in each of clause (i), (ii), (iii) and (iv), such matter does not have a materially disproportionate effect on any of the Purchased Companies, relative to other comparable companies and entities operating in the industries in which any of the Purchased Companies operate.

“Material Authorizations” has the meaning specified in Section 3.1(l).

“Material Contracts” has the meaning specified in Section 3.1(t).

“Material Principals” means [Redacted - Personal Information - Material Principals].

“Notice” has the meaning specified in Section 11.2.

“Order” means any enforceable decision, judgment, order, writ, injunction, decree, award or determination of any Governmental Entity.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal operations of the Person.

“Organizational Documents” means the charter and other governing documents of such Person, including bylaws, shareholders agreements, company agreements, member agreements, operating agreements and regulations of such Person, if any, and all amendments to each of the foregoing.

“Outside Date” means 90 days following the execution of this Agreement.

“Parent” means Akumin Inc.

“Parent Common Shares” means common shares in the capital of the Parent.

“Parent’s Financials” means (a) the unaudited consolidated annual financial statements of the Parent and its Subsidiaries for the fiscal year ending December 31, 2018, consisting of a balance sheet and the accompanying statements of income, retained earnings and changes in financial position for the period then ended and all notes to them, and (b) the audited consolidated annual financial statements of the Parent and its Subsidiaries for the 15-month period ending December 31, 2017, consisting of a balance sheet and the accompanying statements of income, retained earnings and changes in financial position for the period then ended and all notes to them, together with, in the case of the audited annual financial statements, a report of the auditors of the Parent, PricewaterhouseCoopers LLP.

“Parties” means the Sellers, the Principals, the Purchaser, the Parent and any other Person who may become a party to this Agreement, and “Party” means any one of them.

“Permits” means franchises, authorizations, approvals, orders, consents, licenses, certificates, permits, registrations, qualifications, waivers, exemptions, variances, or other rights and privileges required by Health Care Laws and administered and/or issued by a Governmental Entity.

“Permitted Liens” means (i) Liens securing liabilities which are reflected or reserved against in the Latest Balance Sheet to the extent so reflected or reserved; (ii) Liens for Taxes not yet delinquent or which are being contested in good faith; (iii) mechanic’s, materialmen’s, and similar Liens arising or incurred in the ordinary course of business for amounts not yet due and payable or which are being contested in good faith if reserves with respect thereto are maintained on the Company’s books in accordance with U.S. GAAP; (iv) purchase money Liens and Liens securing rental payments under capital lease arrangements; (v) Liens listed and described in Section 3.1(o) of the Disclosure Letter; (vi) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity which are not violated by the current use or occupancy of such real property or the operation of the business or any violation of which would not constitute a Material Adverse Change of the Purchased Companies; (vii) easements, rights, covenants, conditions and restrictions of record; and (viii) Liens that will be released at or prior to Closing.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Personal Data” means all data relating to one or more natural Person(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Purchased Companies or a Person on their behalf, is capable of identifying an individual), any data collected automatically, including, without limitation, an Internet Protocol address, any device identifier, and any information about a Person or a Person’s use of a mobile application, device, computer, or other electronic technology. Personal Data includes protected health information, as defined by HIPAA.

“Pre-Closing Tax Period” means a taxation year or other fiscal period that ends on or before the Closing Date.

“Principals” has the meaning ascribed thereto on the face page hereof.

“Privacy and Security Requirements” has the meaning set forth in Section 3.1(m)(ix).

“Privileged Communications” has the meaning set forth in Section 11.17.

“Pro Rata Share” means, with respect to each Seller, the percentage set out in Schedule A, representing the portion of the Purchase Price payable to such Seller relative to the total Purchase Price (without taking into account the deduction of any portion of any escrow amount to be deposited with the Escrow Agent), and, with respect to each Principal, the percentage set out in Schedule A for such Principal as it relates to a particular Seller.

“Proceeding” means any claim, litigation, action, suit (whether civil, criminal, administrative, judicial or investigative), audit, hearing, investigation, binding arbitration or mediation or proceeding, in each case commenced, brought, conducted, heard before or otherwise involving any Governmental Entity, arbitrator or mediator.

“Public Record” means all information filed publicly by or on behalf of Parent under applicable securities Laws on the System for Electronic Document Analysis and Retrieval (SEDAR).

“Purchase Price” has the meaning specified in Section 2.2.

“Purchaser Financing” has the meaning specified in Section 5.10.

“Purchaser Financing Source Third Party Beneficiaries” has the meaning specified in Section 11.5(3).

“Purchaser Financing Sources” means the agents, the arrangers, the lenders and other entities (including the parties to the Commitment Letter (other than the Purchaser)) that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Purchaser Financing or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling Persons, advisors, agents, attorneys and representatives and their respective successors and assigns, it being understood that the Purchaser shall not be deemed a Purchaser Financing Source for any purpose hereunder.

“Purchaser Indemnified Party” has the meaning specified in Section 9.3(1).

“Purchased Companies” means, collectively, the Company and its Subsidiaries and

“Purchased Company” means any one of the Company or one of its Subsidiaries.

“Purchased Interest” has the meaning specified in Section 2.1.

“Purchaser” means Akumin Corp.

“R&W Insurance Policy” means the representations and warranty insurance policy taken out by the Purchaser as of the Closing Date with a reputable representation and warranty insurance provider in relation to the transactions contemplated herein, on terms and conditions set forth therein, which policy provides coverage of at least 20% of the Purchase Price.

“Remaining Indemnity Claim” has the meaning set forth in Section 9.8(2).

“Representatives” means former, current and future equityholders, controlling Persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or successors or permitted assignees (or any former, current or future equity holder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or successor or permitted assignee of any of the foregoing). With respect to a Seller, the Principals of such Seller shall be considered a Representative of such Seller, and with respect to the Sellers, the Sellers’ Representative shall be considered a Representative of such Sellers.

“Restricted Cash” means any cash which is not freely usable by the Purchased Companies because it is subject to restrictions, limitations or taxes on use or distribution by law, Contract or otherwise, including without limitation, restrictions on dividends and repatriations or any other form of restriction.

“Retention Amount” means $470,610, which is the retention amount under the R&W Insurance Policy, as designated by the insurer.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and policies made thereunder.

“Seller Indemnified Party” has the meaning specified in Section 9.4.

“Sellers” has the meaning ascribed thereto on the face page hereof.

“Sellers’ Representative” means [Redacted - Personal Information - Sellers’ Representative], acting solely in the capacity as Sellers’ Representative and not as a Seller hereunder.

“SFL” means SFL Radiology Holdings, LLC.

“Share Price” means $4.00 per share of Parent Common Shares.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Straddle Period” means a taxation year or fiscal period that includes but does not end on the Closing Date.

“Subscription Agreements” has the meaning specified in Section 6.1(j)(xiv).

“Subsidiaries” with respect to any Person, means any other Person of which securities or other interests having the power to elect a majority of that Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) including, without limitation, by contractual control or management rights, whether or not coupled with equity ownership, such as through a management or similar agreement, are held by the former Person or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiaries” means Subsidiaries of the Company.

“Tax Assessment Period” has the meaning described in Section 9.5(1)(b).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and other documents (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies, rates, withholdings, dues, contributions and other charges, collections or assessments of any kind whatsoever, imposed by any Governmental Entity; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an Affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) or (iii) as a result of any express or implied obligation to indemnify any other Person (other than pursuant to Contracts entered into in the Ordinary Course not primarily related to taxes) or as a result of being a transferee or successor in interest to any party.

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

“Third Party Licenses” has the meaning described in Section 3.1(x)(iii).

“TIC” means TIC Acquisition Holdings, LLC.

“Threshold Amount” means 50% of the Retention Amount.

“Transaction Costs” means all costs and expenses incurred by or on behalf of any Purchased Company or Seller, or triggered by the transactions contemplated by this Agreement, prior to the Closing Date or agreed to by any Purchased Company or Seller prior to the Closing, or that are or become due and payable as a result of the Closing, in connection with the transactions contemplated by this Agreement, in each case that remain unpaid as of the Closing, including all legal, tax, accounting, financial advisory, investment banking, printing and other administrative or professional fees, costs and expenses of third parties incurred by the Company or the Sellers in connection with the negotiation and settlement of this Agreement, any severance or other payment due to any employee or independent contractor pursuant to a written agreement because of a diminution (or termination) of such employee or independent contractor’s authority, duties or reporting structure resulting from or related to the transactions contemplated by this Agreement, any transaction costs and bonuses (including retention bonuses) related to or triggered by the transactions contemplated by this Agreement (but not including any such compensatory amounts that become payable after the Closing Date solely on account of actions of the Purchaser or one of its Affiliates), any payment of accrued but unpaid management fees which become due as a result of the transactions contemplated by this Agreement, any settlement of any intercompany payable due by a Purchased Company to an entity which ceased to be a related entity as a result of the transactions contemplated by this Agreement, any transaction or retention bonuses paid or agreed to be paid by any Purchased Company to any employee, independent contractor, physician or medical practice, including any payroll or similar taxes that such Purchased Company would be required to pay in connection with these payments, 50% of the premium and underwriting fees relating to the R&W Insurance Policy and 100% of the premium and underwriting fees relating to the insurance policy referred to in Section 6.1(m). For the avoidance of doubt, “Transaction Costs” shall not include any amounts reflected in the calculation of Working Capital or included in Indebtedness.

“Transaction Tax Deductions” means the sum of all items of losses, deductions or credits, to the extent deductible for U.S. federal income Tax purposes and without duplication, resulting from, or attributable to, the payment of Transaction Costs, the payment of Indebtedness, or any other expenses attributable to the transactions contemplated by this Agreement (and, for the avoidance of doubt, regardless of whether paid before or after the Closing Date). The Parties agree that the Company will make the election under Revenue Procedure 2011-29 to apply the 70% safe harbor to any “success based fee” as defined in Treasury Regulation Section 1.263(a)-5(f) for purposes of determining Transaction Tax Deductions.

“U.S. GAAP” means United States generally accepted accounting principles and practices in effect from time to time.

“U.S. Securities Act” means all applicable state and federal securities legislation in the relevant jurisdictions of the United States.

“Working Capital” means, in relation to the Purchased Companies, the aggregate of (a) Accounts Receivable (net of reserves), amounts due from third parties (net of reserves), advances to employees and prepaid expenses, but excluding (i) Cash and Cash Equivalents, (ii) the portion of any prepaid expenses of which the Purchaser will not receive the benefit following the Closing, (iii) intercompany receivables due from the Sellers and their Affiliates, (iv) non-current, fixed or capital assets (including prepayments and deposits of this nature); and (v) capitalized debt issuance or financing costs; minus (b) accounts payable, deferred revenue, accrued expenses

(including amounts due to the Sellers and their Affiliates in the ordinary course of business), employee-related liabilities (including payroll taxes thereon) and accrued tangible taxes, but excluding items and amounts reflected in (i) Indebtedness and (ii) Transaction Costs; in each case, prepared in accordance with the Accounting Policies. Working Capital shall be expressed as a positive amount if it is a net asset or a negative amount if it is a net liability.

“Working Capital Escrow Amount” means $500,000.

“Working Capital Escrow Fund” means the portion of the Escrow Fund that is the Working Capital Escrow Amount.

“Working Capital Target” means $4,674,000.

Section 1.2 References and Usage.

Unless expressly stated otherwise, in this Agreement: (a) reference to a gender includes all genders; (b) the singular includes the plural and vice versa; (c) “or” is used in the inclusive sense of “and/or”; (d) “any” means “any and all”; (e) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (f) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; (g) $ or dollars refers to United States currency unless otherwise specifically indicated; (h) accounting terms not specifically defined in this Agreement are to be interpreted in accordance with U.S. GAAP; (i) a statute includes all rules and regulations made under it, if and as amended, re-enacted or replaced from time to time; (j) a Person includes its predecessors, successors and permitted assigns; (k) the term “notice” refers to oral or written notices except as otherwise specified; (l) the term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and all schedules to it, except as otherwise provided in this Agreement; (m) whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be required to be made or such action will be required to be taken on or not later than the next succeeding Business Day and in the computation of periods of time, unless otherwise stated, the word “from” means “from and excluding” and the words “to” and “until” each mean “to and including”; (n) references to any period of days shall be deemed to be the relevant number of calendar days, unless otherwise specified; and (o) the terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement.

Section 1.3 Headings, etc.

The use of headings (e.g. Article, Section, etc.) in this Agreement is for reference only and is not to affect the interpretation of this Agreement. References in the Agreement to Article, Section etc., unless otherwise specified, shall mean the applicable Article, Section, etc. of this Agreement.

Section 1.4 Knowledge.

(1)

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Sellers, it will be deemed to refer to (i) the actual knowledge of [Redacted—Personal Information—Knowledge] with respect to particular facts, circumstances or events or (ii) the knowledge that each such individual listed in clause (i) could be expected to discover with respect to particular facts, circumstances or events following due inquiry of their direct reports and the department heads of the Purchased Companies.

(2)

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Purchaser or knowledge of the Parent, it will be deemed to refer to (i) the actual knowledge of Riadh Zine, President and Chief Executive Officer, Rohit Navani, Executive Vice President and Chief Operating Officer or Mohammad Saleem, Chief Financial Officer with respect to particular facts, circumstances or events or (ii) the knowledge that each such individual listed in clause (i) could be expected to discover with respect to particular facts, circumstances or events following due inquiry of their direct reports and the department heads of the Purchaser or the Parent, as applicable.

Section 1.5 Schedules and Disclosure Letter.

The schedules attached to this Agreement and the Disclosure Letter form an integral part of this Agreement for all purposes of it. For the purposes of clarification, the Disclosure Letter itself and all information contained in it is subject to Section 10.2 and Section 11.16.

ARTICLE 2

PURCHASED SHARES AND PURCHASE PRICE

Section 2.1 Purchase and Sale.

Upon the terms and subject to the conditions of this Agreement, each Seller agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from each Seller on the Closing Date, all (but not less than all) of the membership interests or other equity interests in the Company held by such Seller as more particularly set out in Schedule A (collectively, the “Purchased Interest”), which represents, directly or indirectly, the acquisition by the Purchaser all of the membership interests or other equity interests in the capital of all of the Purchased Companies.

Section 2.2 Purchase Price.

The total aggregate consideration payable by the Purchaser to the Sellers for the Purchased Interest (the “Purchase Price”) is $47,061,000, subject to adjustment in accordance with Section 2.7. For purposes of clarity and the avoidance of doubt, $5,000,000 of the Purchase Price shall be satisfied by the issuance by Parent, on behalf of the Purchaser, of Parent Common Shares at the Share Price (the “Consideration Shares”), with the remaining portion of the Purchase Price to be satisfied in cash.

Section 2.3 Payment of the Estimated Closing Payment Amount.

At the Closing, the Purchaser shall pay or cause to be paid:

(1)

an amount equal to the Threshold Amount and the Working Capital Escrow Amount (collectively, the “Escrow Fund”), with JPMorgan Chase Bank, N.A., in trust (the “Escrow Agent”) by wire transfer of immediately available funds, to be held in escrow pursuant to the terms and conditions of an escrow agreement by and among the Escrow Agent, the Purchaser and the Sellers’ Representative (the “Escrow Agreement”);

(2)	on behalf of the Sellers and the Purchased Companies, as applicable:

(a)	the Estimated Indebtedness; and

(b)	the Estimated Transaction Costs; and

(3)

the Estimated Closing Payment Amount less the Escrow Fund as follows: (i) an amount equal to $5,000,000 divided by the Share Price and such quotient being rounded down to the nearest whole number by the issuance of the Consideration Shares to the Persons as set forth on Schedule A, with such Consideration Shares to be registered in accordance with Schedule A; and (ii) the remaining balance of the Estimated Closing Payment Amount less the Escrow Fund, to be paid in cash to the Sellers’ Representative (for the benefit of and distribution to the Sellers in accordance with each Seller’s Pro Rata Share) by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative in writing at least one day prior to the Closing Date.

Section 2.4 Preparation of Estimated Statement.

At least three Business Days prior to the Closing Date, the Sellers’ Representative shall deliver to the Purchaser, together with reasonable supporting or underlying documentation used in the preparation thereof, a statement (the “Estimated Statement”) of its good faith estimate of (a) Working Capital (the “Estimated Working Capital”), (b) Indebtedness (the “Estimated Indebtedness”), (c) Transaction Costs (the “Estimated Transaction Costs”), and (d) Cash and Cash Equivalents (the “Estimated Cash and Cash Equivalents”), in each case calculated as of 12:01 a.m. Eastern Time on the Closing Date, and (e) on the basis of the foregoing, the Estimated Closing Payment Amount. The Estimated Statement will be prepared in accordance with the Accounting Policies and shall include reasonable detail on the computation of its contents.

Section 2.5 [Reserved].

Section 2.6 Preparation of Closing Statement.

(1)

Within 120 days following the Closing Date (or such other date as is mutually agreed to by the Sellers’ Representative and the Purchaser in writing), the Purchaser shall prepare and deliver to Sellers’ Representative a draft consolidated statement (the “Draft Closing Statement”), together with reasonable supporting or underlying documentation used in the preparation thereof, of its good faith calculations of (a) Working Capital (the “Closing Working Capital”), (b) Indebtedness (the “Closing Indebtedness”), (c) Transaction Costs (the “Closing Transaction Costs”), and (d) Cash and Cash Equivalents (the “Closing Cash and Cash Equivalents”), in each case calculated as of 12:01 a.m. Eastern Time on the Closing Date. The Draft Closing Statement will be prepared in accordance with the Accounting Policies and shall include reasonable detail on the computation of its contents.

(2)

The Sellers’ Representative shall have 15 Business Days to review the Draft Closing Statement following receipt of it and the Sellers’ Representative must notify the Purchaser in writing if it has any objections to the Draft Closing Statement within such 15 Business Day period. The notice of objection must contain a statement of the basis of each of the objections and each amount in dispute. The Purchaser shall provide access, upon every reasonable request, to the Sellers’ Representative and its auditors, to all work papers of the Purchaser, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Statement.

(3)

If the Sellers’ Representative sends a notice of objection of the Draft Closing Statement in accordance with Section 2.6(2), the Parties shall promptly meet to try to resolve such objections within 20 Business Days following receipt of the notice. Failing resolution of any objection to the Draft Closing Statement raised by the Sellers’ Representative, only the amount(s) in dispute will be submitted for determination to an impartial independent firm of certified public accountants mutually agreed to by the Sellers’ Representative and the Purchaser (and, failing such agreement between the Sellers’ Representative and the Purchaser within a further period of 5 Business Days, such independent firm of certified public accountants will be Deloitte LLP, or if such firm is unable to act, Grant Thornton LLP) (the “Independent Accountants”). The Independent Accountants shall identify a member at an office located in Florida to act in such mandate and shall determine the procedures applicable to the resolution of the amounts in dispute with the primary purposes of minimizing expenses of the Parties and expediting the accurate resolution of the dispute. The determination of the Independent Accountants of the amount(s) in dispute and any corresponding changes flowing from the resolution of such amounts in dispute shall be based on the terms of this Agreement only, will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. The Independent Accountants are deemed to be acting as experts and not as arbitrators.

(4)

If the Sellers’ Representative does not notify the Purchaser of any objection within the 15 Business Day period, the Sellers are deemed to have accepted and approved the Draft Closing Statement and such Draft Closing Statement will be final, conclusive and binding upon the Parties, absent manifest error and will become the “Closing Statement” on the next Business Day following the end of such 15 Business Day period.

(5)

If the Sellers’ Representative sends a notice of objection in accordance with Section 2.6(2), the Parties shall revise the Draft Closing Statement to reflect the final resolution or final determination of such objections under Section 2.6(3) within five (5) Business Days following such final resolution or determination. Such revised Draft Closing Statement will be final, conclusive and binding upon the Parties, absent manifest error. The Draft Closing Statement will become the “Closing Statement” on the next Business Day following revision of the Draft Closing Statement under this Section 2.6(5).

(6)

The Sellers and the Purchaser shall each bear their own fees and expenses, including the fees and expenses of their respective auditors, in preparing or reviewing, as the case may be, the Draft Closing Statement. In the case of a dispute and the retention of the Independent Accountants to determine such amount(s) in dispute, the costs and expenses of the Independent Accountants will be borne by the Sellers and the Purchasers in such proportions as the positions taken by each of the Sellers and the Purchaser are unsuccessful when compared to the Closing Statement, as determined by the Independent Accountants. However, the Sellers and the Purchaser shall each bear their own costs in presenting their respective cases to the Independent Accountants.

(7)

The Parties agree that the procedure set forth in this Section 2.6 for resolving disputes with respect to the Draft Closing Statement is the sole and exclusive method of resolving such disputes, absent manifest error. This Section 2.6(7) will not prohibit any Party from instigating litigation to compel specific performance of this Section 2.6(7) or to enforce the determination of the Independent Accountants.

Section 2.7 Closing Adjustment.

(1)

The Purchase Price will be increased or decreased, as the case may be, dollar-for-dollar, to the extent that the Closing Payment Amount, as determined from the Closing Statement, (“Final Closing Payment Amount”) is more or less than the Estimated Closing Payment Amount.

(2)

If the Final Closing Payment Amount is more than the Estimated Closing Payment Amount, then, within five Business Days after the Draft Closing Statement becomes the Closing Statement in accordance with Section 2.6(4) or Section 2.6(5), as the case may be, the Purchaser shall pay to the Sellers’ Representative each Seller’s Pro Rata Share of the amount of such difference as an increase to the Purchase Price, by wire transfer of immediately available funds and the Sellers and the Purchaser shall deliver to the Escrow Agent a fully executed certificate or joint instruction letter as required under the Escrow Agreement, certifying the release of the Working Capital Escrow Amount to the Sellers from the Working Capital Escrow Fund.

(3)

If the Final Closing Payment Amount is less than the Estimated Closing Payment Amount, the Sellers’ Representative shall pay the amount of such difference as a decrease to the Purchase Price to the Purchaser. The Sellers and the Purchaser shall, within five Business Days after the Draft Closing Statement becomes the Closing Statement in accordance with Section 2.6(4) or Section 2.6(5), as the case may be, deliver to the Escrow Agent a fully executed certificate or joint instruction letter as required under the Escrow Agreement, certifying (i) the amount of the payment to be made to the Purchaser from the Working Capital Escrow Fund, and (ii) the release of the balance of the Working Capital Escrow Amount, if any, to the Sellers from the Working Capital Escrow Fund.

Section 2.8 No Effect on Other Rights.

The determination and adjustment of the Purchase Price in accordance with the provisions of this Article will not limit or affect any other rights or causes of action either the Purchaser or the Sellers may have with respect to the representations, warranties, covenants and indemnities in its favor contained in this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Section 3.1 Representations and Warranties Regarding the Purchased Companies.

As a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, the Sellers represent and warrant to the Purchaser as of the date hereof as follows:

Corporate Matters

(a)

Formation and Qualification. Each Purchased Company is an entity duly formed and existing under the laws of its formation and has the power to own and operate its property and carry on its business as now conducted, except to the extent the failure to have such power would not have a Material Adverse Change of the Purchased Companies, and to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. Each Purchased Company is qualified to do business in Florida, which is the only jurisdiction in which the nature of the Assets or the Business makes such qualification necessary or where any Purchased Company owns or leases any Assets or conducts any business, except for jurisdictions in which the failure to be qualified would not, individually or in the aggregate, have a Material Adverse Change of the Purchased Companies.

(b)

No Conflict. Except for the filings, notifications and Authorizations described in Section 3.1(c) of the Disclosure Letter, the consents, approvals and waivers described in Section 3.1(d) of the Disclosure Letter or as disclosed in Section 3.1(b) of the Disclosure Letter, the performance and consummation of any transaction contemplated by the Agreement and each of the Ancillary Agreements by any Purchased Company:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of any Purchased Company’s Organizational Documents;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under, any of the terms or provisions of any Contracts, Leases or instruments to which it or any Purchased Company is a party or pursuant to which any Purchased Company’s assets or property may be affected;

(iii)	do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by any Purchased Company necessary for the operation of the Business; and

(iv)	do not and will not result in the violation of any Law,

except, in each case, where the failure to make such filings or notifications or obtain such Authorizations would not have a Material Adverse Change of the Purchased Companies.

(c)

Required Authorizations. There is no requirement to make any material filing with, give any material notice to, or obtain any material Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement, except for the filings, notifications and Authorizations described in Section 3.1(c) of the Disclosure Letter.

(d)

Required Consents. There is no requirement to obtain any consent, approval or waiver of a party under any Material Contract to which any Purchased Company is a party to any of the transactions contemplated by this Agreement, except for the consents, approvals and waivers described in Section 3.1(d) of the Disclosure Letter.

(e)

Authorized and Issued Capital. Section 3.1(e)(i) of the Disclosure Letter sets out (i) the authorized capital and (ii) the issued and outstanding capital of each Purchased Company as of the date hereof, all of which (and no more) have been duly issued and are outstanding as fully paid and non-assessable. No prospectus or registration statement (as such terms are defined in the U.S. Securities Act) has been filed by the Company in the United States and there is no public market for the Purchased Interest. All of the issued and outstanding equity interests of each Subsidiary are owned solely by one or more of the Purchased Companies, as set out in Section 3.1(e)(ii) of the Disclosure Letter, as the registered and beneficial owner, free and clear of all liens, except for Permitted Liens.

(f)

No Other Agreements to Purchase. Except in respect of the Purchaser’s right under this Agreement, no Person has any Contact, option or warrant or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued securities of any Purchased Company.

(g)

Dividends and Distributions. Except as set forth on Section 3.1(g) of the Disclosure Letter, since the Balance Sheet Date, no Purchased Company has, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares or equity interests of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or equity interests of any class or agreed to do so.

(h)

Books and Records. Except as set forth on Section 3.1(h) of the Disclosure Letter, the Books and Records are complete and accurate in all material respects, and all proceedings and actions (including all meetings, passing of resolutions, transfers, elections and appointments) are reflected in the Books and Records and have been conducted or taken in compliance with all applicable Laws and with the Organizational Documents of such Purchased Company in all material respects.

General Matters Relating to the Business

(i)

Conduct of Business in Ordinary Course. Except as disclosed in Section 3.1(i) of the Disclosure Letter or as such actions were taken in the Ordinary Course of the Business, since the Balance Sheet Date, no Purchased Company has:

(i)	sold, transferred or otherwise disposed of any Assets used in the Business except for (A) Assets which are obsolete, or (B) Assets which individually or in the aggregate do not exceed $250,000;

(ii)

either made any material capital expenditure or commitment to do so substantially in excess of the amount budgeted for same in the capital expenditure budget presented to the Purchaser as of the date hereof or not made any material capital expenditure or commitment as and when contemplated in the budget presented to the Purchaser;

(iii)	discharged any obligation or liability (whether accrued, absolute, contingent or otherwise), which individually or in the aggregate exceeded $250,000;

(iv)

increased its indebtedness for borrowed money or made any loan or advance, or assumed, guaranteed or otherwise became liable with respect to the liabilities or obligation of any Person, in excess of $250,000;

(v)

awarded or made any bonus or profit sharing distribution or similar payment of any kind or declared or paid any dividends except as may be required by the terms of a Material Contract, an Employee Plan, an Employment Contract or a contract identified to the Purchaser and listed in Section 3.1(t) of the Disclosure Letter;

(vi)	removed or received a notice of resignation from any auditor or director or terminated any officer or Key Employee except for cause;

(vii)	entered into any Contract with an Affiliate that is not on arms-length terms;

(viii)	written off as uncollectible any Accounts Receivable in excess, individually or in the aggregate, of $250,000;

(ix)

granted any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees of any Purchased Company, except as may be required by the terms of a Material Contract, an Employment Plan or an Employee Contract;

(x)

increased the benefits to which employees of any Purchased Company are entitled under any Employee Plan other than non-material increases in connection with health and welfare plan contract renewals, or created any new Employee Plan or Employment Contract for any employee;

(xi)	suffered any extraordinary loss, whether or not covered by insurance, exceeding, individually or in the aggregate, $500,000;

(xii)

cancelled or waived any claim or right in respect of Accounts Receivable from patients and other third-party payers for medical services provided by the Company, net of contractual allowances, with a value, individually, in excess of $40,000, or, in the aggregate, in excess of $2,000,000, or cancelled or waived any other claim or right with a value, individually, in excess of $40,000;

(xiii)	compromised or settled any litigation, proceeding or other governmental action relating to the Assets, the Business or any Purchased Company in excess, individually or in the aggregate, of $250,000;

(xiv)	cancelled or materially reduced any of its insurance coverage;

(xv)	made any change in any method of accounting or auditing practice, or amended or approved any amendment to its Organizational Documents or capital structure;

(xvi)	not paid within the time prescribed by applicable Law (including any permitted extensions) the proper amount of any Taxes due and payable, including any instalments of Taxes;

(xvii)

not withheld from each payment made by it the amount of all Taxes and other deductions required to be withheld therefrom and to pay the same to the proper Governmental Entity within the time prescribed under any Law (including any permitted extensions);

(xviii)

made, changed or revoked any Tax election inconsistent with past practices or adopt or change any method of Tax accounting, settled or compromised any liability with respect to Taxes, filed any amended Tax Return or changed any accounting period; or

(xix)	authorized, agreed or otherwise committed, whether or not in writing, to do any of the foregoing.

(j)	[Reserved.]

(k)	Compliance with Laws. Each Purchased Company is conducting and has at all times over the past three years conducted the Business in compliance, in all material respects, with all applicable Laws.

(l)

Authorizations. All Authorizations material to any Purchased Company or the Business are listed in Section 3.1(l) of the Disclosure Letter (each a “Material Authorization”). As of the date hereof, one or more of the Purchased Companies owns, holds, possesses or lawfully uses in the operation of the Business, all Material Authorizations in compliance, in all material respects, with all applicable Laws. Each Material Authorization is valid, subsisting and in good standing, no Purchased Company is in material default or material breach of any Material Authorization and no proceeding is pending or, to the knowledge of the Sellers, threatened to revoke or limit any Material Authorization.

(m)	Compliance with Health Care Laws.

(i)

Neither the Purchased Companies nor, to the knowledge of the Sellers, any Person acting with authorization on the Purchased Companies’ behalf has committed any action, entered into any Contract or undertaking, or taken or omitted to take any other action of any nature whatsoever that was or is a material violation or prohibited act under any applicable state or federal Health Care Laws. Neither the Purchased Companies nor, to the knowledge of Sellers, any Person acting with authorization on the Purchased Companies’ behalf have received notice or other communications of any alleged violations or non-compliance with the same.

(ii)

All billing practices of the Purchased Companies and, to the knowledge of the Sellers, of any Person or agent acting with authorization on behalf of any Purchased Company, have been in material compliance with all applicable Laws, including all state or federal Health Care Laws and insurance Laws, enforceable Contracts requirements and all applicable and binding policies and procedures of Government Reimbursement Programs and private payors with which any Purchased Company or any of a Purchased Company’s Health Care Providers have a Contract or otherwise participate or provides services. Each Purchased Company that participates in a Government Reimbursement Program or with any private payor programs and each of their Health Care Providers is: (i) eligible to receive payment without restriction under the Government Reimbursement Programs for services provided to qualified beneficiaries; and (ii) qualified to participate in and has current provider agreements (with one or more provider numbers) with the Government Reimbursement Programs and/or their fiscal intermediaries. All of the provider numbers used by the Company in Government Reimbursement Programs are listed in Section 3.1(m)(ii) of the Disclosure Letter. No Purchased Company, nor, as to and on behalf of the Purchased Companies, any of the Purchased Companies’ respective owners, officers, directors, managers, employees, nor, to the knowledge of the Sellers, as to and on behalf of the Purchased Companies, any of the Purchased Companies’ agents or independent contractors, has billed or received any payment or reimbursement materially in excess of amounts allowed by applicable Laws, including Health Care Laws such as the Stark Law, the federal Anti-Kickback Statute, and their applicable state equivalents, or any Contract in connection with any services rendered by or on behalf of the Purchased Companies (or, with respect to the Business, to the extent any such Person received excess payments, such Person refunded the excess payment to the appropriate individual/third party payor in a timely manner and such Person had no fraudulent intent with respect to such excess payment).

(iii)

Neither the Purchased Companies, the Sellers, nor, any Person acting with authorization on behalf of the Purchased Companies, has directly or indirectly: (i) offered or paid (or attempted to offer or pay) or received any remuneration, in cash or in kind, to or from, or made any financial arrangements with, any past, present or potential patient, health care system or facility, physician, other medical practitioner, supplier, medical staff member, contractor, third-party payor or any other Person in violation of any Health Care Laws to obtain business or payments from such patient, health care system or facility, physician, other medical practitioner, supplier, medical staff member, contractor, third-party payor or other Person; (ii) made or agreed to make, or has knowledge that there has been made or that there is any agreement to make, any contribution, payment or gift of funds or property to, or for the private use of, any governmental official, employee or agent, where either the contribution, payment or gift, or the purpose of such contribution, payment or gift, is or was illegal under the Laws of any Governmental Entity having jurisdiction over such payment, contribution or gift; or (iii) made, or agreed to make, or has knowledge that there has been made or that there is any agreement to make, any payment to any Person, with the intention or understanding that any part of such payment would be used or was given for any purpose other than that described in any documents supporting such payment.

(iv)

Neither the Purchased Companies, the Sellers, nor, to the knowledge of the Sellers, any Person acting with authorization on behalf of the Purchased Companies, is a party to any Contract, lease agreement, or other arrangement (including any consulting agreement) with any physician, health care facility, hospital, nursing facility, home health agency or other Person, who is in a position to make or influence referrals to or otherwise generate business for or from the Purchased Companies, the Owners, the Health Care Providers, or such Persons, other than Contracts or Leases (including any consulting Contracts) which are in material compliance with all applicable Health Care Laws.

(v)

No owner, employee or independent contractor of the Purchased Companies is or, to the knowledge of the Sellers, has been excluded from participating in any state or federal health care program, or is or, to the knowledge of the Sellers, has been subject to sanction or is or, to the knowledge of the Sellers, has been convicted of a crime in connection with any state or federal health care program or under any Health Care Laws. Without limiting the foregoing, none of the officers, directors, managers, agents or managing employees (as such term is defined in 42 U.S.C. §1320a-5(b)) of the Purchased Companies is or, to the knowledge of the Sellers, was excluded from any state or federal health care program, or is or, to the knowledge of the Sellers, was subject to sanction or is or, to the knowledge of the Sellers, was convicted of a crime in connection with any state or federal health care program or under any Health Care Laws. No claims, actions, proceedings or investigations that would reasonably be expected to result in such a debarment, disqualification, or exclusion are pending or, to the knowledge of the Sellers, threatened against any of the foregoing Persons.

(vi)

No Purchased Company or any Person on a Purchased Company’s behalf has, in the past six years, received any notice of intent by any Governmental Entity responsible for the enforcement of Health Care Laws to conduct an investigation relating to the Purchased Companies and no such investigation or other action is in progress or , to the knowledge of the Sellers, threatened. There are no facts or circumstances that could constitute a reasonable basis for such investigation or other action that could lead to a finding of a material violation of Health Care Laws.

(vii)

The Purchased Companies, respectively, have and at all relevant times have had all Permits necessary to permit the Purchased Companies to conduct the Purchased Companies’ Business as it is presently conducted or as it has been conducted at that time, and all of those Permits that must currently be held are valid and in full force and effect, and no such Permit is subject to termination, suspension, withdrawal, cancellation, modification, or other such adverse action as a result of any action or omission by the Purchased Companies, the Closing of this Agreement, or consummation of the transaction contemplated thereby. Section 3.1(m)(vii)(A) of the Disclosure Letter contains a list of all material Permits held by the Purchased Companies. Except as forth in Section 3.1(m)(vii)(B) of the Disclosure Letter, no filing with, notice to or consent from any Governmental Entity is required in connection with the transactions contemplated by this Agreement in order for a Permit to remain in full force and effect following the Closing. The Purchased Companies have at all times each timely filed all material forms, applications, reports, statements, data and other information required to be filed with Governmental Entities with respect to such Purchased Company’s Business.

(viii)

Section 3.1(m)(viii) of the Disclosure Letter contains a complete and accurate list of all Permits held by the Purchased Companies and all Health Care Providers. The Sellers shall deliver to the Purchaser, prior to the Closing Date, copies of all medical licenses required for the practice of medicine by the Health Care Providers in the State of Florida. Each Health Care Provider is duly licensed under the Laws of each state where such Health Care Provider is required to be licensed under applicable Health Care Laws, as disclosed in Section 3.1(m)(viii) of the Disclosure Letter. None of the Health Care Providers have, while employed or engaged by the Purchased Companies or its Affiliates: (i) had his or her professional license, Drug Enforcement Agency number, Medicare provider status, or staff privileges at any hospital or medical facility, suspended, relinquished, terminated or revoked; (ii) been reprimanded, sanctioned or disciplined by any licensing board or any federal, state or local society or agency, Governmental Entity, hospital, third party payor or specialty board; or (iii) had a final judgment or settlement without judgment entered against him or her in connection with a malpractice or similar action.

(ix)

Each Purchased Company has at all times complied with, and is currently in material compliance with, HIPAA, as well as other applicable federal and state privacy, security, breach notification, and consumer protection laws, and contractual commitments (collectively, the “Privacy and Security Requirements”). Each Purchased Company has entered into business associate agreements and/or obtained all consents and authorizations as and to the extent required by, and in accordance with, HIPAA and taken additional required steps to assure themselves of the ability and commitment of each third party acting as a HIPAA “business associate” to the Purchased Company to conform to applicable Privacy and Security Requirements. Each Purchased Company is not in breach of any business associate agreement, nor has any Purchased Company been the subject of any complaints or proceedings with respect to allegations of noncompliance with Privacy and Security Requirements and, except as set forth on Section 3.1(m)(ix) of the Disclosure Letter to this Agreement, has not been obligated to make any notification of a breach of protected health information or Personal Data to individuals, the media, the Secretary of the U.S. Department of Health and Human Services, any other Governmental Entity, or any other third party pursuant to Privacy and Security Requirements.

(x)

To the knowledge of the Sellers, no Person has gained unauthorized access to or engaged in unauthorized processing of (i) any Personal Data held by a Purchased Company or any other Person on its behalf; or (ii) any databases, computers, servers, storage media (e.g., backup tapes), network devices, or other devices or systems that processes such Personal Data.

(xi)

Each Purchased Company implements, materially follows and clearly and conspicuously posts privacy policies providing complete and accurate notice of the data privacy, data protection and data security practices of a Purchased Company regarding the processing of Personal Data in connection with the operation of the Business. Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement (i) will violate such privacy policies as they currently exist or as they existed at any time during which any of the Personal Data or other data was collected or obtained or (ii) applicable Health Care Laws.

Matters Relating to the Assets

(n)

Sufficiency of Assets. The Business is the only business operation carried on by the Purchased Companies as of the date hereof. The Assets include all rights and property necessary to enable the Purchased Companies to conduct the Business as presently conducted. With the exception of inventory, motor vehicles or equipment in transit, all of the material Assets are situated at the Leased Properties.

(o)

Title to the Assets. Each Purchased Company owns (with good title), or has a valid leasehold interest in, all of the material Assets used or held for use by it, including all the material Assets reflected as being owned or leased, respectively, by such Purchased Company in its financial Books and Records, except for Assets disposed of by such Purchased Company in the Ordinary Course after the Balance Sheet Date. Each Purchased Company has legal and beneficial ownership of its owned Assets free and clear of all Liens, except for Permitted Liens. No other Person owns any material Assets which are being used in the Business except for the Leased Properties, the personal property leased by one or more of the Purchased Companies pursuant to the Material Contracts, the Intellectual Property licensed to one or more of the Purchased Companies, or as disclosed in Section 3.1(o) of the Disclosure Letter.

(p)

No Options, etc. to Purchase Assets. No Person has any Contract, option, understanding, or any right or privilege capable of becoming such for the purchase or other acquisition from any Purchased Company of any of the material Assets, other than (i) Assets which are obsolete; (ii) Assets which individually or in the aggregate do not exceed $250,000; or (iii) inventory to be sold in the Ordinary Course.

(q)

Condition of Tangible Assets. The Assets of each Purchased Company, taken as a whole, are structurally sound, in good operating condition and repair (subject to normal wear and tear, normal outages and normal requirements for replacements of such assets) having regard to their use and age and are adequate and suitable for the uses to which they are presently being put, except as would not reasonably be expected to result in material liability or materially impair the Business.

(r)	Owned Property. None of the Purchased Companies owns or has ever owned any real property.

(s)

Leases. Section 3.1(s) of the Disclosure Letter sets out all of the real properties leased by any Purchased Company. True and complete copies of all Leases have been provided to the Purchaser and Section 3.1(s) of the Disclosure Letter accurately sets out a description of the leased premises by municipal address. Each Lease is legal, valid, binding enforceable and in full force and effect.

(t)

Material Contracts. Except for the Contracts described in Section 3.1(t) of the Disclosure Letter, the Leases, the Contracts listed in Section 3.1(x) of the Disclosure Letter and the Employment Contracts listed in Section 3.1(ff)(vii) of the Disclosure Letter (collectively, the “Material Contracts”), no Purchased Company is a party to or bound by:

(i)	any continuing Contract involving the performance of services, delivery of goods or materials, or payments to or by one or more Purchased Companies, of an amount or value in excess of $250,000;

(ii)

any Contract involving payments to or by one or more Purchased Companies of an amount or value in excess of $250,000 per year that expires less than a year after the date of this Agreement, or that cannot be terminated by a Purchased Company with less than 60 days’ notice;

(iii)

any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with, or in accordance with any pending amendments to, U.S. GAAP;

(iv)

any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person, other than standard indemnification and similar provisions in any Contract with customers, suppliers, insurers, payors or healthcare providers;

(v)	employee leasing or contracting agreements or any Contract with a professional employer organization;

(vi)

any Contract in respect of the Intellectual Property or Software owned by, licensed to or used by any Purchased Company, in each case, other than (A) licenses for generally commercially available, off the shelf software used by the Purchased Company; (B) agreements entered into by the Purchased Company with customers in the Ordinary Course; (C) non-exclusive licenses granted in the Ordinary Course;

(vii)	any Contract for payment or reimbursement for provision of health care services by an insurance or other payor in excess of $250,000 per year;

(viii)	any Contract for capital expenditures in excess of $250,000 in the aggregate;

(ix)

any confidentiality, secrecy, non-disclosure or exclusivity Contract or any Contract limiting the freedom of any Purchased Company to engage in any line of business, compete with any other Person, solicit any Persons for any purpose, or otherwise to freely conduct its business;

(x)	any Contract pursuant to which any Purchased Company is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property with a value in excess of $50,000;

(xi)	any distributor, sales, advertising, agency or manufacturer’s representative Contract with annual payments in excess of $250,000;

(xii)	any Contract for the purchase of real property;

(xiii)	any Contract with any Affiliate that is not on arms-length terms; and

(xiv)	any Contract that is material to the Business with annual payments in excess of $250,000.

(u)

No Breach of Material Contracts. Each Purchased Company has performed all of the material obligations required to be performed by it under the Material Contracts in all material respects. To the knowledge of the Sellers, no Purchased Company has received written notice alleging that it is in default of any Material Contract to which it is a party. Each of the Material Contracts is in full force and effect, and there exists no material default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default or event of default of any Purchased Company or, to the knowledge of the Sellers, any Purchased Company’s counterparty under any Material Contract. True, correct and complete copies of all Material Contracts have been delivered to the Purchaser.

(v)	[Reserved].

(w)

Accounts Receivable. All Accounts Receivables of the Purchased Companies reflected on the Latest Balance Sheet represent valid obligations arising from bona fide sales made or services performed in the Ordinary Course. All Accounts Receivable are, subject to reserves, refunds, allowances and chargebacks that are consistent with past practice and have been accounted for in accordance with U.S. GAAP, collectible in accordance with their terms at their recorded amounts without set off or counterclaim.

(x)	Intellectual Property.

(i)

Section 3.1(x) of the Disclosure Letter sets out all (i) patents, provisional patent applications, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) material common law trademarks, trademark registrations and applications, business names, corporate names, trade names and logos; (iii) copyright registrations and applications, and (iv) domain name registrations, website names and world wide web addresses, in each case that are owned by the Purchased Company so indicated. With respect to each such item listed in Section 3.1(x) of the Disclosure Letter, except as set out therein (x) the applicable Purchased Company is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (y) no action, suit, proceeding, arbitration, investigation, charge, complaint, claim, or demand is pending, other than in the Ordinary Course, or, to the knowledge of the Sellers, is threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item. Except as set out in Section 3.1(x) of the Disclosure Letter or other than in the Ordinary Course, each such registration, filing, issuance and/or application (A) has not been abandoned or cancelled, (B) has been maintained effective by requisite filings, renewals and payments, and (C) remains in full force and effect. With respect to each such item listed in Section 3.1(x) of the Disclosure Letter, a list of all jurisdictions in which such Intellectual Property listed is registered or registrations have been applied for and all registration and application numbers.

(ii)

Except as set out in Section 3.1(x) of the Disclosure Letter, to the knowledge of the Sellers, (i) no Purchased Company is infringing upon, misappropriating or otherwise violating any copyrights or trade secrets of any Person, (ii) no Purchased Company is infringing upon, misappropriating or otherwise violating any Intellectual Property (other than copyrights and trade secrets) of any Person, (iii) no Purchased Company has received from any Person in the past twelve months any written notice, charge, complaint, claim or other written assertion alleging any such infringement, misappropriation, or other violation by any Purchased Companies of the Intellectual Property of any Person. To the knowledge of the Sellers, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property of any Purchased Company in any manner that will have a Material Adverse Change of the Purchased Companies.

(iii)

Section 3.1(x) of the Disclosure Letter sets out material Intellectual Property of third parties licensed by the Purchased Companies in the Business other than over-the-counter Software. Except as set forth in Section 3.1(x) of the Disclosure Letter, each Purchased Company uses the Intellectual Property of third parties only pursuant to written license agreements (collectively, the “Third Party Licenses”) and, to the knowledge of the Sellers, no Purchased Company has exercised any rights, including without limitation any use, reproduction, distribution or derivative work rights, outside the scope of any Third Party Licenses.

(iv)

Except as set forth in Section 3.1(x) of the Disclosure Letter, the Intellectual Property listed therein, together with the Third Party Licenses, constitutes all material Intellectual Property used by the Purchased Companies in the Business.

(v)

Except as set forth in Section 3.1(x) of the Disclosure Letter, each Purchased Company has taken commercially reasonable actions to protect, preserve and maintain its Intellectual Property and to maintain the confidentiality and secrecy of and restrict the improper use of confidential information, trade secrets and proprietary information under applicable Law. Except as set forth in Section 3.1(x) of the Disclosure Letter, to the knowledge of the Sellers, there has been no unauthorized disclosure of any trade secrets or proprietary information of any Purchased Company.

(vi)

Except as set forth in Section 3.1(x) of the Disclosure Letter, following the Closing, no Seller or any Affiliate of any Seller will retain or use any of the Intellectual Property owned by, licensed to or used by any Purchased Company in connection with the Business.

(y)	Software and Technology.

(i)

To the knowledge of the Sellers, except as would not, individually or in the aggregate, have a Material Adverse Change of the Purchased Companies, the computer and data processing systems, facilities and services used by any Purchased Company are substantially free of any material defects, bugs and errors, and do not contain any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials wherein any trade secrets, or proprietary information of any Purchased Company has been disclosed to a third party.

(ii)	The Company has not developed any proprietary Software. Section 3.1(y)(ii) of the Disclosure Letter sets forth a list of all material third-party Software used in the Business.

(iii)	Section 3.1(y)(iii) of the Disclosure Letter contains a complete list of all cybersecurity measures and policies each Purchased Company has in place.

(iv)

Section 3.1(y)(iv) of the Disclosure Letter contains a complete list of business interruption plans of each Purchased Company and a complete list of material interruptions in the technology support of each Purchased Company that have occurred in the past two (2) years and a description of the source and such Purchased Company’s responses to such interruption.

(z)

Inventories. The inventory of each Purchased Company reflected on the Latest Balance Sheet is of a quality and quantity usable and saleable by such Purchased Company in the Ordinary Course, subject to the reserve for inventory write-downs set forth in the Latest Balance Sheet.

Financial Matters

(aa)

Books and Records. All accounting and financial Books and Records of the Purchased Company have been fully, properly and accurately kept and completed in all material respects. At the Closing, all Books and Records will be in the possession of the Purchased Companies.

(bb)

Financial Statements. The unaudited consolidated annual financial statements of the Company and its Subsidiaries for the fiscal year ending December 31, 2018 (excluding the notes thereto and normal year-end adjustments that are not material to the Purchased Companies, individually or in the aggregate) have been prepared in accordance with U.S. GAAP and consistently applied throughout the periods indicated (subject to the exceptions set forth in Section 3.1(bb) of the Disclosure Letter) and each presents fairly:

(i)	the financial position of the Company and its Subsidiaries as at the respective dates of the relevant statements; and

(ii)	the operating results and cash flows of the Company and its Subsidiaries during the periods covered by the Financial Statements, as the case may be.

True, correct and complete copies of the Financial Statements are attached to Section 3.1(bb) of the Disclosure Letter.

(cc)

No Liabilities. No Purchased Company has any liability or obligation of any nature that would be required to be included in the Financial Statements under U.S. GAAP other than (i) liabilities or obligations to the extent shown on the Latest Balance Sheet; (ii) current liabilities incurred in the Ordinary Course since the Balance Sheet Date; and (iii) as disclosed in Section 3.1(cc) of the Disclosure Letter.

(dd)

Bank Account and Powers of Attorney. Section 3.1(dd) of the Disclosure Letter is a correct and complete list showing (i) the name of each bank in which any Purchased Company has an account or safe deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box, and (ii) the names of all Persons holding powers of attorney from any Purchased Company. Copies of the powers of attorney have been provided to the Purchaser.

Particular Matters Relating to the Business

(ee)	Environmental Matters.

(i)

Except as set forth in Section 3.1(ee)(i) of the Disclosure Letter, to the knowledge of the Sellers, none of the Leased Properties have asbestos, asbestos-containing materials, PCBs, radioactive substances or aboveground or underground storage systems, active or abandoned, located on, at or under them in violation of Environmental Laws and for which the Purchased Companies are responsible.

(ii)

Except as set forth Section 3.1(ee)(ii) of the Disclosure Letter, no Purchased Company has transported, removed or disposed of any hazardous waste to a location outside of the United States in violation of Environmental Laws.

(iii)

Except as set forth in Section 3.1(ee)(iii) of the Disclosure Letter, no Purchased Company has been required by any Governmental Entity to (i) alter any of the Leased Properties in order to be in compliance with Environmental Laws, or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with any real property, which has not been completed to the extent required by Environmental Law.

(iv)

The Purchaser has been provided all material retainer letters, reports and documents relating to the environmental matters affecting any Purchased Company or any of the Leased Properties which are in the possession or under the control of one or more Sellers. Copies of all such letters, reports and documents have been provided to the Purchaser. To the knowledge of the Sellers, there are no other material reports or documents relating to environmental matters affecting any Purchased Company or any of the Leased Properties which are in the possession or under the control of one or more Sellers which have not been made available to the Purchaser whether by reason of confidentiality restrictions or otherwise.

(v)

To the knowledge of the Sellers, no real property currently or formerly owned, operated or leased by the Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(ff)	Employees.

(i)

Each Purchased Company: (i) is, and at all times has been, in all material respects, in compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Laws relating to discrimination, harassment, wages and hours, overtime exemption classification, independent contractor classification, labor relations, plant closing notification, occupational health and safety, leave of absence requirements, privacy right, retaliation, immigration, wrongful discharge, or other violation of the rights of employees, former employees or employment candidates; (ii) has withheld and reported all amounts required by any Law or Contract to be withheld and reported with respect to wages, salaries and other payments to any employee; (iii) has no liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any employee (other than routine payments to be made in the normal course of business and consistent with past practice).

(ii)	No Purchased Company has, in the last three years or currently is, engaged in any unfair labor practice.

(iii)

No Purchased Company is a party to, or bound by, any Collective Agreement with respect to the employees of any Purchased Company nor is any such Contract presently being negotiated, nor is there any duty on the part of any Purchased Company to bargain with any labor organization, union or employee association in respect of the employees of any Purchased Company.

(iv)

No trade union, council of trade unions, employee bargaining agency or Affiliated bargaining agent holds bargaining rights with respect to any of the employees of any Purchased Company by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the Sellers, threatened to apply to be certified as the bargaining agent of any employees of any Purchased Company. To the knowledge of the Sellers, there are no threatened or pending union organizing activities or proceedings involving any employees of any Purchased Company and no such event has occurred within the last three years. There is no labor strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Sellers, threatened against any Purchased Company and no such event has occurred within the last three years.

(v)

There are no actions, suits, claims, audits, investigations, or administrative matters pending, or, to the knowledge of the Sellers, threatened against any Purchased Company or any of its employees relating to any employee, Employment Contracts or Employee Plans. No Purchased Company is a party to a conciliation agreement, consent decree, or other Contract or order with any Governmental Entity with respect to employment practices.

(vi)

All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Employee Plans have either been paid or are accurately reflected in the Books and Records. The Sellers have provided to the Purchaser all written policies or in the case of oral policies, have described same on Section 3.1(ff)(vi) of the Disclosure Letter, relating to paid time off or expense reimbursement for employees whether they are reimbursed on an individual or collective basis.

(vii)

Section 3.1(ff)(vii) of the Disclosure Letter contains a correct and complete list of each employee, whether actively at work or not, showing their salaries, wage rates, commissions, bonus arrangements, benefits, positions, status as full-time or part-time employees, status as an exempt or non-exempt employee, location of employment, name of employer, anticipated date of return to service for each employee on leave, cumulative length of service with any Purchased Company and whether they are subject to a written Employment Contract.

(viii)	Current and complete copies of all Employment Contracts have been delivered or made available or described to the Purchaser.

(ix)

Except as disclosed in Section 3.1(ff)(ix) of the Disclosure Letter, the employment of the employees of each Purchased Company is terminable by such Purchased Company at will, and no employee of any Purchased Company has any agreement as to length of notice or severance payment required to terminate his employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

(x)

Except as disclosed in Section 3.1(ff)(x) of the Disclosure Letter there are no severance, compensation, change of control, employment, retention or other Contracts or benefit plans with current or former employees providing for cash or other compensation, benefits or acceleration of benefits upon the consummation of, or relating to, the transactions contemplated by this Agreement, including a change of control of the Purchased Company or of any of its Subsidiaries.

(xi)

Section 3.1(ff)(xi) of the Disclosure Letter contains a correct and complete list of each current independent contractor or consultant who has received or may be entitled to receive in excess of $250,000 in any 12 month period from any Purchased Company, including their names, compensation, a description of such Person’s services, and whether they are subject to a written Contract. Current and complete copies of all such Contracts have been delivered or made available to the Purchaser. Each independent contractor or consultant, whether or not disclosed on Section 3.1(ff)(xi) of the Disclosure Letter, has been properly classified by the applicable Purchased Company as an independent contractor rather than as an employee, and no Purchased Company has received any notice from any Person or Governmental Entity disputing such classification.

(xii)

The Sellers have provided to the Purchaser all inspection reports issued under Occupational Safety and Health Act of 1970 or any other occupational health and safety Law (“OSHA Law”). There are no outstanding inspection orders or any pending or, to the knowledge of the Sellers, threatened assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to OSHA Law or any workers’ compensation Law and no Purchased Company has been reassessed under such Laws during the past three years and, to the knowledge of the Sellers, no audit of any Purchased Company is currently being performed by any Governmental Entity with responsibility for workers’ compensation or occupational safety and health. There are no claims or potential claims which may materially adversely affect any Purchased Company’s accident cost experience in respect of the Business, and there have been no fatal or OSHA Law reportable accidents that could lead to charges under any OSHA Law.

(xiii)

To the knowledge of the Sellers, all employees, officers and directors of each Purchased Company are legally authorized to work in the United States. Each Purchased Company has properly completed all reporting and verification requirements pursuant to Law relating to immigration control for all of its employees, officers and directors including the Form I-9. Each Purchased Company has retained for each current employee the Form I-9 throughout such employee’s period of employment with such Purchased Company and has retained a Form I-9 for each former employee of such Purchased Company for a period of one year from the date of termination of such employee or three years from the date of hire, whichever is later. No audit by a Governmental Entity is being conducted, or is pending, in respect of any employees of any Purchased Company and no charge or complaint is pending, or to the knowledge of the Sellers, threatened, under the Immigration Reform and Control Act of 1986 against any Purchased Company. No Purchased Company has received any notice from any Governmental Entity that such Purchased Company is in violation of any Law pertaining to immigration control or that any current, former employee, officer or director of such Purchased Company is or was not legally authorized to be employed in the United States or is or was using an invalid social security number.

(gg)	Employee Plans.

(i)

Section 3.1(gg)(i) of the Disclosure Letter lists and describes all material Employee Plans. The Purchased Companies have furnished to the Purchaser true, correct and complete copies of such Employee Plans, most recent summary plan descriptions, the most recent actuarial reports, most recent financial statements and asset statements, all material IRS determination or opinion letters (if applicable), and all material correspondence with any Governmental Entities or other relevant Persons (including in respect of any pending action, investigation, examination or claim relating to any Purchased Company) within the past three years. No changes or events have occurred or are reasonably expected to occur which would adversely affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser pursuant to this provision.

(ii)

The Purchased Companies do not maintain, sponsor, or contribute to, are not required to contribute to, and do not have any liabilities under or with respect to, and no Employee Plan is: (i) a Multiemployer Plan, (ii) a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). Except as set forth on Section 3.1(gg)(ii) of the Disclosure Letter, the Purchased Companies do not have and no Employee Plan provides any liabilities with respect to the provision of health or other welfare benefits to former employees or other terminated service providers of any of the Purchased Companies or any other Person other than health continuation coverage pursuant to COBRA for which the recipient pays the full premium cost. The Purchased Companies have complied in all material respects, and are in material compliance with, the requirements of COBRA.

(iii)

All Employee Plans have been established, administered and operated, in all material respects, in accordance with all Laws. To the knowledge of the Sellers, neither the Company, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is a pre-approved plan, the sponsor of which was received a favorable opinion letter from the Internal Revenue Service on the form of such Employee Plan that such form of plan is so qualified and, to the knowledge of the Sellers, there are no facts or circumstances that are reasonably expected to adversely affect the qualification of any such Employee Plan. No Proceeding with respect to any Employee Plan (other than routine claims for benefits) is pending or, to the knowledge of the Sellers, threatened.

(iv)

Each Purchased Company with an Employee Plan has made all contributions and paid all premiums in respect of each Employee Plan in a timely fashion in accordance with the terms of each Employee Plan and applicable Laws. Each such Purchased Company has paid all contributions and premiums required to be made for the period up to the Closing Date or has properly accrued such amounts in the Books and Records.

(v)

None of the Employee Plans provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependents of retired employees except as may be required by COBRA or other applicable state Laws.

(vi)

Subject to the requirements of applicable Laws, no provision of any Employee Plan or of any agreement, and no act or omission of any Purchased Company, in any way limits, impairs, modifies or otherwise affects the right of such Purchased Company to unilaterally amend or terminate any Employee Plan, and no commitments to improve or otherwise amend any Employee Plan have been made.

(vii)

Except as set forth on Section 3.1(gg)(vii) of the Disclosure Letter, the execution and delivery of, and performance by the Seller of, this Agreement and the consummation of the transactions contemplated by it will not (i) accelerate the time of payment or vesting under any Employee Plan, other than as required by Laws in connection with the termination of such Employee Plans as contemplated by this Agreement and the consummation of the transactions contemplated hereunder, (ii) result in an obligation to fund (through a trust or otherwise) any compensation or benefits under any Employee Plan, (iii) increase any amount payable under any Employee Plan or (iv) result in the acceleration of any other material obligation pursuant to any Employee Plan.

(viii)

Only current or former employees, directors or consultants (or any spouses, dependents, survivors or beneficiaries of any such current or former employees, directors or consultants) of a Purchased Company are entitled to participate in the Employee Plans and no entity other than such Purchased Company is a participating employer under any Employee Plan.

(ix)

None of the Purchased Companies is party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or non-U.S. Tax law) in connection with the Agreement. None of the Purchased Companies has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Taxes, including those imposed under Sections 4999 or 409A of the Code.

(hh)

Insurance. Section 3.1(hh) of the Disclosure Letter contains a correct and complete list of insurance policies to which any Purchased Company is a party, an insured or a beneficiary or under which any Purchased Company or any officer or director of a Purchased Company is covered, setting out, in respect of each policy, the type of policy, the name of insurer, the expiration date, the annual premium and any pending claims. No Purchased Company is in material default with respect to any of the provisions contained in the insurance policies and no Purchased Company has failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. No Purchased Company has received any written refusal of insurance coverage or any written notice that a defense will be afforded with reservation of rights. Section 3.1(hh) of the Disclosure Letter includes a list setting forth any and all claims, with reasonable particulars, not ultimately covered by insurance maintained by or for the benefit of any Purchased Company over the past three calendar years prior to the date hereof. Copies of all insurance policies of each Purchased Company and the most recent inspection reports received from insurance underwriters, if any, have been delivered to the Purchaser.

(ii)

Litigation. Except as described in Section 3.1(ii) of the Disclosure Letter, there are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving any Purchased Company, pending, or, to the knowledge of the Sellers, threatened, against any Purchased Company, other than as may involve a Purchased Company in the Ordinary Course. No Purchased Company is subject to any judgment, order or decree entered in any lawsuit or proceeding nor has any Purchased Company settled any claim prior to being prosecuted in respect of it within the past three years, in each case in excess of $250,000.

(jj)	Taxes.

(i)

Each Purchased Company has paid all Taxes which are due and payable within the time required by applicable Law, and has paid all assessments and reassessments it has received in respect of Taxes. Each Purchased Company has provided full and adequate provision in accordance with U.S. GAAP in the Financial Statements for all Taxes for periods to which they relate which are not yet due and payable. Since the date of such Financial Statements, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. No Purchased Company has received any refund of Taxes to which it is not entitled.

(ii)

The Purchased Companies have filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by applicable Law, all material Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete in all material respects and such Tax Returns reflect accurately in all material respects the calculation of taxable income.

(iii)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Purchased Companies (other than extensions for the filing of Tax Returns in the Ordinary Course).

(iv)

There are no written claims, actions, suits, audits, proceedings, investigations or other actions pending against the Purchased Companies in respect of Taxes and, to the knowledge of the Sellers, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against the Purchased Companies by a Governmental Entity. No Purchased Company is negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Entity and none of the Purchased Companies has received any indication from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Closing Date.

(v)

Each Purchased Company has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any applicable Law.

(vi)

No claim has ever been made by a Governmental Entity in respect of Taxes in a jurisdiction where the Purchased Companies do not file Tax Returns that the Purchased Companies are or may be subject to Tax by that jurisdiction.

(vii)

No Purchased Company is party to or bound by any tax sharing agreement, tax indemnity obligation in favor of any Person or similar agreement in favor of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity) other than pursuant to Contracts entered into in the Ordinary Course not primarily related to Taxes.

(viii)

None of the representations set forth in this Section 3.1(jj) shall be interpreted as providing any representation, warranty or other assurance regarding the existence, amount, value or condition in any taxable period (or portion thereof) beginning after the Closing Date of (i) any accounting methods, (ii) Tax assets or Tax attributes of any Purchased Company (including, but not limited to, any Tax loss carryforward or the Tax basis of any asset) from any taxable period (or portion thereof) ending on or before the Closing Date, or (iii) the ability of the Purchaser or any of its Affiliates (including, on or after the Closing Date, any Purchased Company) to utilize such accounting methods, Tax assets or Tax attributes in any taxable period (or portion thereof) beginning after the Closing.

(kk)	Privacy and Security.

(i)

Each Purchased Company has at all times taken all reasonable steps (including, without limitation, implementing, maintaining, and monitoring compliance with government-issued or industry standard measures with respect to administrative, technical, and physical security) to ensure that all Personal Data in its possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure, or other misuse. To the knowledge of the Sellers, there has been no known or suspected unauthorized access, use, or disclosure of Personal Data in the possession or control of any Purchased Company or any of its contractors with regard to any Personal Data obtained from or on behalf of the Purchased Company, nor, to the knowledge of the Sellers, have there been any unauthorized intrusions or breaches of security into any Purchased Company systems.

(ii)

Each Purchased Company is in material compliance with its contractual commitments to protect payment card information data, consistent with the Payment Card Industry Data Security Standards applicable to merchants.

(iii)

Each Purchased Company has at all times contractually required all third parties, including vendors, Affiliates, and other persons providing services to the Purchased Company that have access to or receive Personal Data from or on behalf of the Purchased Company to comply with all applicable Privacy and Security Requirements, and to take all reasonable steps to ensure that all Purchased Company Personal Data in such third parties’ possession or control is protected against damage, loss, and unauthorized access, acquisition, use, modification, disclosure, or other misuse.

(iv)

Each Purchased Company has a written privacy policy which governs the collection, storage, use and disclosure of personal information and each Purchased Company is in compliance in all material respects with such policy.

(ll)

No Brokers. No Purchased Company, nor any of its representatives, has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement, other than payments to be made at or prior to Closing that are included within Transaction Costs.

(mm)

Acknowledgement of No Additional Representations or Warranties. Except for the specific representations and warranties made by the Purchaser and the Parent in Section 4.1 and Section 4.2, (a) the Sellers and the Principals, each on its own behalf and on behalf of each of their respective representatives, acknowledge and agree that (i) neither the Purchaser nor the Parent are making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Purchaser or the Parent or their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), and the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, estimates, forecasts, plans, projections, material or other information (financial or otherwise) regarding the Purchaser or the Parent furnished to any Seller or Principal or any of their respective representatives or made available to any Seller or Principal in any form in expectation of, or in connection with, the transactions contemplated by this Agreement, or in respect of any other matter or thing whatsoever, and (ii) no representative of the Purchaser or the Parent has any authority, express or implied, to make any statements, representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided; (b) the Sellers and Principals specifically disclaim that any of them is relying upon or has relied upon any such other statements, representations or warranties not specifically set forth in this Agreement that may have been made by any Person (including, but not limited to, any estimates, plans, forecasts or projections), and acknowledges and agrees that the Purchaser and the Parent have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty not specifically set forth in this Agreement made by any Person; and (c) the Sellers and Principals specifically disclaim any obligation or duty by the Purchaser or the Parent to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Section 4.1 and Section 4.2, respectively; except, in the case of either clause (a), (b) or (c) hereunder, to the extent such statement, representation, warranty or agreement is set forth in the Public Record, or to the extent such obligation or duty is required of Parent in relation to its obligations under the Securities Act or other applicable Laws.

(nn)

Disclaimer. Notwithstanding anything to the contrary contained herein, (i) none of the Sellers, the Principals or any Purchased Company shall be deemed to make to the Purchaser or the Parent any representation or warranty other than as expressly made by the Sellers in this Agreement and (ii) none of the Sellers, the Principals or any Purchased Company makes any representation or warranty to the Purchaser or the Parent with respect to (A) any projections, estimates or budgets heretofore delivered to or made available to the Purchaser, the Parent or their respective counsel, accountants or advisors of future revenues, future expenses or expenditures or future results of operations of any Purchased Company or (B) except as expressly covered by a representation and warranty contained in this Section 3.1 or Section 3.2, all of which representations and warranties are subject to the limitations as set forth in Section 9.5, any other information or documents (financial or otherwise) made available to the Purchaser, the Parent or their respective counsel, accountants or advisors with respect to any Purchased Company. The Purchaser and the Parent each hereby acknowledges and agrees to such disclaimers.

Section 3.2 Representations and Warranties Regarding the Sellers.

As a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, each Seller represents and warrants to the Purchaser as of the date hereof as follows:

(a)

Formation and Qualification. In the event such Seller is not an individual, such Seller is duly formed and existing under the laws of the jurisdiction of its organization and has the power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b)

Authorization. In the event such Seller is not an individual, the execution, delivery of and performance by such Seller of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by it have been duly authorized by all necessary action on the part of such Seller.

(c)

No Conflict. In the event such Seller is not an individual, except for the filings, notifications and Authorizations described in Section 3.2(c) of the Disclosure Letter and the consents, approvals and waivers described or disclosed in Section 3.2(d) of the Disclosure Letter, the execution, delivery and performance by such Seller of this Agreement and the consummation of the transaction of purchase and sale contemplated by this Agreement and each of the Ancillary Agreements to which it is a party:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of such Seller’s Organizational Documents, if any;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Contracts to which such Seller is a party or pursuant to which any of its assets or property may be affected;

(iii)

do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by such Seller in connection with the ownership of the Purchased Interest or the operation of the Business; and

(iv)	do not and will not result in the violation of any Law,

except, in each case, where the failure to make such filings or notifications or obtain such Authorizations would not materially affect such Seller’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(d)

Required Consents. There is no requirement to obtain any consent, approval or waiver of a party under any material Lease or any material Contract to which such Seller is a party to any of the transactions contemplated by this Agreement, except for the consents, approvals and waivers described in Section 3.2(d) of the Disclosure Letter or except where the failure to obtain such consent, approval or waiver would not materially affect such Seller’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(e)

Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which it is a party has been duly executed and delivered by such Seller, and constitutes a legal, valid and binding obligation of such Seller enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(f)

No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement, no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual granted by such Seller) capable of becoming such for the purchase or acquisition from such Seller of any Purchased Interest of such Seller.

(g)

Title to Purchased Interest. Such Seller owns the Purchased Interest set out opposite its name on Schedule A. Such Seller owns such Purchased Interest as the registered and beneficial owner, free and clear of all Liens other than those restrictions on transfer, if any, contained in the Organizational Documents of the Company. Upon the Closing, such Seller will transfer to the Purchaser good and valid title to such Seller’s Purchased Interest, free and clear of all Liens other than (i) those restrictions on transfer, if any, contained in the Organizational Documents of the Company, and (ii) Liens granted by the Purchaser.

(h)	Residence. Such Seller is a resident of the United States within the meaning of the Code.

(i)

No Brokers. Neither it nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement, other than payments to be made at or prior to Closing that are included within Transaction Costs.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT

Section 4.1 Representations and Warranties of the Purchaser.

As a material inducement to the Sellers and the Principals to enter into this Agreement and consummate the transactions contemplated hereby, the Purchaser represents and warrants to the Sellers and the Principals as of the date hereof as follows:

(a)

Formation and Corporate Power. The Purchaser is an entity that is duly formed and validly existing under the laws of the jurisdiction of its organization. The Purchaser has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b)

Corporate Authorization. The execution and delivery of and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by them have been duly authorized by all necessary corporate action on the part of the Purchaser.

(c)	No Conflict. The execution and delivery of and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its Organizational Documents;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Contracts or instruments to which it is a party; and

(iii)	do not and will not result in the violation of any Law.

(d)

Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which the Purchaser is a party have been duly executed and delivered by the Purchaser and constitute legal, valid and binding agreements of the Purchaser, enforceable against it in accordance with their respective terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e)

Required Authorizations. There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement by the Purchaser, except in respect of the receipt of the approval of the Toronto Stock Exchange with respect to the issuance of the Consideration Shares, and where the failure to obtain such consent, approval or waiver would not materially affect the Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(f)

Required Consents. There is no requirement to obtain any consent, approval or waiver of a party under any material Lease or any material Contract to which Purchaser is a party to any of the transactions contemplated by this Agreement, except where the failure to obtain such consent, approval or waiver would not materially affect the Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(g)

Litigation. There are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving the Purchaser pending, or, to the knowledge of the Purchaser, threatened against the Purchaser, which would materially adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

(h)

Investment Representation. The Purchaser is acquiring the Purchased Interest for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws.

(i)

Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, the Purchaser and each of the Purchased Companies will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, the Purchaser and each of the Purchased Companies will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser.

(j)

Acknowledgement of No Additional Representations or Warranties. Except for the specific representations and warranties made by the Sellers in Section 3.1 and Section 3.2, (a) the Purchaser, on its own behalf and on behalf of each of its representatives, acknowledges and agrees that (1) neither the Sellers, the Principals, nor the Purchased Companies are making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Sellers, the Principals, the Purchased Companies or their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any Assets, the prospects of the Purchased Companies, and the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, estimates, forecasts, plans, projections, material or other information (financial or otherwise) regarding the Purchased Companies furnished to the Purchaser or any of its representatives or made available to the Purchaser in any form in expectation of, or in connection with, the transactions contemplated by this Agreement, or in respect of any other matter or thing whatsoever, and (2) no representative of the Sellers (including the Sellers’ Representative), the Principals or the Purchased Companies has any authority, express or implied, to make any statements, representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided; (b) the Purchaser specifically disclaims that it is relying upon or has relied upon any such other statements, representations or warranties not specifically set forth in this Agreement that may have been made by any Person (including, but not limited to, any estimates, plans, forecasts or projections), and acknowledges and agrees that the Sellers, the Principals and the Purchased Companies have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty not specifically set forth in this Agreement made by any Person; and (c) the Purchaser specifically disclaims any obligation or duty by the Sellers, the Principals or the Purchased Companies to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Section 3.1 and Section 3.2, respectively.

(k)

Disclaimer. Notwithstanding anything to the contrary contained herein, (i) the Purchaser shall not be deemed to make to the Sellers or the Principals any representation or warranty other than as expressly made by the Purchaser in this Agreement and (ii) the Purchaser does not make any representation or warranty to the Sellers or the Principals except as expressly covered by a representation and warranty contained in this Section 4.1, all of which representations and warranties are subject to the limitations as set forth in Section 9.5, any other information or documents (financial or otherwise) made available to the Sellers or the Principals or their respective counsel, accountants or advisors. The Sellers and the Principals hereby acknowledge and agree to such disclaimer.

(l)

No Brokers. Neither the Purchaser nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement.

Section 4.2 Representations and Warranties Relating to the Parent.

As a material inducement to the Sellers and the Principals to enter into this Agreement and consummate the transactions contemplated hereby, the Parent represents and warrants to the Sellers and the Principals as of the date hereof as follows:

(a)

Formation and Corporate Power. The Parent is duly formed and validly existing under the laws of the jurisdiction of its organization. The Parent has the power to own and operate its property and carry on its business. The Parent is qualified, licensed or registered to carry on its business in each jurisdiction in which its assets or its business makes such qualification necessary or where it owns or leases any material assets or conducts any material business.

(b)

Corporate Authorization; Valid Issuance of Consideration Shares. The issuance of the Consideration Shares to the Sellers and the consummation of the transactions contemplated thereby and hereby have been duly authorized by all necessary corporate action on the part of the Parent. The Consideration Shares, when issued pursuant to the terms of this Agreement, will be validly authorized, duly issued and not subject to any Liens or restrictions on transfer, other than the restrictions on transfer resulting from there being no registration statement having been issued under the U.S. Securities Act of 1933 and under the lock-up agreement to be entered into by the Sellers in substantially the form of the agreement in Schedule 6.1(h)(x) hereto.

(c)	No Conflict. The execution and delivery of and performance by the Parent of this Agreement and each of the Ancillary Agreements to which it is a party:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its Organizational Documents;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Contracts or instruments to which it is a party; and

(iii)	do not and will not result in the violation of any Law.

(d)

Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which the Parent is a party have been duly executed and delivered by the Parent and constitute legal, valid and binding agreements of the Parent, enforceable against it in accordance with their respective terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e)

Required Authorizations. There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement by the Parent, except in respect of the receipt of the approval of the Toronto Stock Exchange with respect to the issuance of the Consideration Shares, and where the failure to obtain such consent, approval or waiver would not materially affect the Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(f)

Required Consents. There is no requirement to obtain any consent, approval or waiver of a party under any Lease or any Contract to which the Parent is a party to any of the transactions contemplated by this Agreement except where the failure to obtain such consent, approval or waiver would not materially affect the Parent’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(g)

Litigation. There are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving the Parent pending, or, to the knowledge of the Parent, threatened against the Parent, which would materially adversely affect the Parent’s performance under this Agreement or the consummation of the transactions contemplated hereby.

(h)

Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, the Parent will be able to pay its debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, the Parent will have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Parent.

(i)

Financial Statements. The Parent’s Financials have been prepared in accordance with IFRS applied on a basis consistent with those of previous fiscal years and each presents fairly: (i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial position of the Parent and its Subsidiaries as at the respective dates of the relevant statements; and (ii) the sales and earnings of the Parent and its Subsidiaries during the periods covered by the Parent’s Financials, as the case may be. True, correct and complete copies of the Parent’s Financials have been provided to all Sellers who are receiving Consideration Shares.

(j)

Public Disclosure Documents. The disclosure contained in the Public Record did not, at the date of the filing thereof, contain a misrepresentation and there has been no change in a material fact or material change in any of the information contained in the Public Record, except for changes in material facts or material changes that are disclosed in and subsequently form part of the Public Record.

(k)

Disclaimer. Notwithstanding anything to the contrary contained herein, (i) the Parent shall not be deemed to make to the Sellers or the Principals any representation or warranty other than as expressly made by the Parent in this Agreement and (ii) the Parent does not make any representation or warranty to the Sellers or the Principals except as expressly covered by a representation and warranty contained in this Section 4.2, all of which representations and warranties are subject to the limitations as set forth in Section 9.5, any other information or documents (financial or otherwise) made available to the Sellers or the Principals or their respective counsel, accountants or advisors; except, in the case of clause (i) or (ii) hereunder, to the extent such statement, representation, warranty or agreement is set forth in the Public Record. The Sellers and the Principals hereby acknowledge and agree to such disclaimer.

(l)

No Brokers. Neither the Parent nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement.

ARTICLE 5

PRE-CLOSING COVENANTS OF THE PARTIES

Section 5.1 Conduct of Business Prior to Closing.

(1)

During the Interim Period the Sellers shall cause each Purchased Company to conduct the Business in the Ordinary Course except (i) to the extent required to comply with its obligations under this Agreement, (ii) with the prior written consent of the Purchaser (which such consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as set forth on Section 5.1 of the Disclosure Letter.

(2)

Without limiting the generality of Section 5.1(1), subject to applicable Laws and except as otherwise provided in this Agreement or consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period the Sellers shall not permit any Purchased Company to:

(a)

sell, transfer or otherwise dispose of any of the Assets used in the Business except for (A) Assets which are obsolete, (B) Assets which individually or in the aggregate do not exceed $250,000, or (C) Assets sold in the Ordinary Course;

(b)

make any material capital expenditure or commitment to do so substantially in excess of the amount budgeted for the same in the capital expenditure budget presented to the Purchaser as of the date hereof;

(c)	discharge any obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceeds $250,000, other than in the Ordinary Course;

(d)

increase its indebtedness for borrowed money or make any loan or advance or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of any Person, either involving more than $250,000 or outside the Ordinary Course; provided, however, that the Purchased Companies may draw under the revolving credit facilities in place at signing as needed to fund Ordinary Course business activities without any limitation as to the amount drawn, so long as in each case such Indebtedness is included in the Estimated Indebtedness;

(e)

award or make any bonus or profit sharing distribution or similar payment of any kind or declare or pay any dividends except as may be required by the terms of a Material Contract, an Employee Plan, an Employment Contract or a contract identified to the Purchaser and listed in Section 3.1(t) of the Disclosure Letter;

(f)	remove the auditor or any director or terminate any officer or other Key Employee other than for cause;

(g)

enter into any extension or renewal of any existing Contract, or enter into any new Contract, in either case for the provision of goods or services to a Purchased Company which cannot be terminated by such Purchased Company upon written notice of 60 days’ or less and without any monetary penalty;

(h)	enter into any Contract with any Affiliate that is not on arms-length terms or that cannot be terminated for convenience at Closing without any penalty or other fee;

(i)	write off as uncollectible any Accounts Receivable in excess, individually or in the aggregate, of $250,000;

(j)

grant any increase in the rate of wages, salaries, bonuses or other remuneration of any employees except as may be required by the terms of a Material Contract, an Employee Plan or an Employment Contract, other than customary increases consistent with past practice in amounts not to exceed 5% of existing remuneration individually or in the aggregate;

(k)	increase the benefits to which employees are entitled under any Employee Plan (except for non-material increases on account of health and welfare plan renewals) or create any new Employee Plan;

(l)	cancel or waive any material claims or rights under its Material Contracts;

(m)

compromise or settle any litigation, proceeding or governmental investigation or action relating to the Assets, the Business or such Purchased Company except as required by this Agreement, in excess, individually or in the aggregate, of $250,000, or outside of the Ordinary Course;

(n)	cancel or materially reduce any of its insurance coverage;

(o)	make any change in any method of accounting or auditing practice outside of the Ordinary Course, or amend or approve any amendment to its Organizational Documents or capital structure;

(p)

make, change or revoke any Tax election inconsistent with past practices or adopt or change any method of Tax accounting, settle or compromise any liability with respect to Taxes, file any amended Tax Return or change any accounting period; or

(q)	authorize, agree, or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 5.2 Access for Due Diligence and Transition.

(1)

Subject to applicable Law, during the Interim Period, the Sellers and the Material Principals shall (i) upon reasonable notice, permit, or cause to be permitted, the Purchaser and its employees, agents, counsel, accountants or other representatives, to have reasonable access during normal business hours to (A) the premises of any Purchased Company, (B) the Assets, including all Books and Records whether retained by the Sellers, any Purchased Company or otherwise, (C) all Contracts and Leases, and (D) the senior personnel of any Purchased Company (provided that if the Purchaser desires access to any personnel other than a Material Principal, such access must be approved in writing by the Material Principals prior to such access); and (ii) furnish to the Purchaser, or its employees, agents, counsel, accountants or other representatives, such financial and operating data and other information with respect to the Assets and any Purchased Company as the Purchaser from time to time reasonably requests, so long as, in each of clause (i) and (ii), the access or request does not unreasonably interfere with the Ordinary Course of the Business or result in the waiver of any attorney-client privilege or other legal privilege.

(2)

Neither the Sellers nor any Purchased Company makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to Section 5.2(1), and neither the Purchaser nor any Purchaser Indemnified Party may rely on the accuracy of any such information, in each case, other than the representations and warranties of the Sellers expressly and specifically set forth in Article 3, as qualified by the Disclosure Letter.

Section 5.3 Purchaser Confidentiality.

(1)

Until the earlier of the Closing and the Outside Date, the Purchaser and the Parent shall keep confidential and shall not use for any purpose (other than in connection with transition efforts and other requirements under the Agreement during the Interim Period) or disclose to any other Person any information obtained from the Sellers, any Purchased Company or their respective agents and representatives, unless such information (i) is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement, (ii) becomes available to the Purchaser or the Parent on a non-confidential basis from a source other than the Sellers, the applicable Purchased Company that provided such information or their respective agents and representatives, unless the Purchaser or the Parent knows after due inquiry that such source is prohibited from disclosing the information to the Purchaser or the Parent by a contractual, fiduciary or other legal obligation to the Sellers or such Purchased Company, or (iii) was known to the Purchaser or the Parent on a non-confidential basis before its disclosure to the Purchaser or the Parent by the Sellers, the applicable Purchased Company or their respective agents and representatives. In the event the Purchaser or the Parent is required by Law or by any by-law, rule or policy of any stock exchange to disclose any confidential information, the Purchaser or the Parent shall, to the extent not prohibited by applicable Law, provide the Sellers’ Representative with prompt notice of such requirements so that the Sellers’ Representative may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 5.3. Subject to the next sentence, if this Agreement is terminated, the Purchaser and the Parent shall thereafter continue to hold in confidence and shall not use or disclose to any Person any information obtained from the Sellers, any Purchased Company or their respective agents and representatives (regardless of when such information was provided or obtained), and promptly after such termination the Purchaser and the Parent shall return or cause to be returned or destroyed all documents, work papers and other material (whether in written, printed, electronic or computer printout form and including all copies) obtained from the Sellers, any Purchased Company or their respective agents and representatives in connection with this Agreement, together with all derivative materials prepared or created by the Purchaser or the Parent.

(2)

Except as required by applicable Law or the rules of the Toronto Stock Exchange, neither Party shall disclose to any other Person any information relating to the terms, negotiations or existence of this Agreement or the transactions contemplated hereunder without the prior written consent of the other Parties hereto.

(3)

The Sellers and the Material Principals acknowledge that the Parent is a public company whose common shares trade on the Toronto Stock Exchange and that, under applicable securities Laws, to the extent a Seller is in possession of any material, non-public information of Parent, if any, the Sellers may be prohibited from buying, selling or otherwise trading in securities of the Parent while in possession of such information until such time as such information has been publicly disclosed.

Section 5.4 Actions to Satisfy Closing Conditions.

(1)

The Sellers and Principals shall, and shall cause the Purchased Companies to, use commercially reasonable efforts to cause the conditions set forth in Section 6.1(b), (c), (e), (h) and (i) to be satisfied as soon as reasonably practicable and to consummate the transactions contemplated herein as soon as reasonably practicable after the satisfaction of the conditions set forth in Section 6.1 (other than those to be satisfied at Closing).

(2)

The Purchaser and the Parent shall use commercially reasonable efforts to cause the conditions set forth in Section 6.2(b), (c), (d) and (e) to be satisfied as soon as reasonably practicable and to consummate the transactions contemplated herein as soon as reasonably practicable after the satisfaction of the conditions set forth in Section 6.2 (other than those to be satisfied at Closing).

Section 5.5 Transfer of the Purchased Interests.

The Sellers shall take all necessary steps and corporate proceedings to permit good title to the Purchased Interests to be duly and validly transferred and assigned to the Purchaser at the Closing, free of all Liens other than the restrictions on transfer, if any, contained in the Organizational Documents of the Company.

Section 5.6 Notices and Requests for Consents.

(1)

The Sellers shall use its commercially reasonable efforts to obtain or cause to be obtained prior to Closing, all consents, approvals and waivers that are required by the terms of the Material Contracts that are listed in Section 5.6 of the Disclosure Letter as a result of the consummation of the transaction contemplated hereby. Subject to Section 5.12, such consents, approvals and waivers will be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser shall co-operate in obtaining such consents, approvals and waivers; provided that, subject to its obligations under Section 5.12, the Purchaser shall not be required to enter into or grant any guaranty, security or other assurance to any counterparty to any such Lease or Contract in order to obtain such consent, approval or waiver.

(2)

The Sellers shall use its commercially reasonable efforts to provide or cause to be provided all notices that are required by the terms of the Material Contracts to which any Purchased Company is a party in connection with the transactions contemplated by this Agreement and shall, where requested by the Purchaser, co-operate with the Purchaser in the drafting and delivery of such notices.

Section 5.7 Filings and Authorizations.

(1)

Each of the Parties, as promptly as practicable after the execution of this Agreement, shall (i) make, or cause to be made, all material filings and submissions under all material Laws applicable to it, that are required for it to consummate the purchase and sale of the Purchased Interest in accordance with the terms of this Agreement, (ii) use its commercially reasonable efforts to obtain, or cause to be obtained, all Authorizations necessary or advisable to be obtained by it in order to consummate such transfer, and (iii) use its commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement.

(2)

The Purchaser shall be responsible for all filing fees under any such other Laws or regulations applicable to the transactions contemplated under this Agreement, including any required filings in Canada or any other jurisdiction.

(3)

Each of the Sellers and the Purchaser will use its reasonable best efforts to satisfy all requests for additional information and documentation received under or pursuant to all filings, submissions, and the applicable legislation and any orders or requests made by any Governmental Entity under such legislation.

(4)

The Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 5.7 including providing each other with advanced copies and reasonable opportunity to comment on all notices and information supplied to or filed with any Governmental Entity (including notices and information which a Party, acting reasonably, considers highly confidential and sensitive which may be provided on a confidential and privileged basis to outside counsel of the other Party), and all notices and correspondence received from any Governmental Entity. To the extent that any information or documentation to be provided by the Sellers to the Purchaser pursuant to this Section 5.7 is competitively sensitive, such information may be provided only to external counsel for the Purchaser on an external counsel only basis.

(5)

Despite Section 5.7(1) and Section 5.7(4) above, the Purchaser is under no obligation to (i) negotiate or agree to the sale, divestiture or disposition by the Purchaser of its or its Affiliates’ assets, properties or businesses or any Purchased Company’s assets, properties or businesses, (ii) negotiate or agree to any form of behavioural remedy including an interim or permanent hold separate order, or any form of undertakings or other restrictions on its or its Affiliates’ assets, properties or businesses or any Purchased Company or any of its assets, properties or businesses, or (iii) take any steps or actions that would, in the sole discretion of the Purchaser, affect the Purchaser’s right to own, use or exploit either the Assets or any of the Purchaser’s assets, unless, in each of clause (i), (ii) or (iii), such action relates to an immaterial portion of the Purchaser’s or its Affiliates’ assets, properties or business or any Purchased Company’s assets, properties or businesses and such action would not cause a material adverse effect on the Purchaser, its Affiliates or their respective businesses, in each case in the Purchaser’s sole reasonable discretion.

Section 5.8 Supplements to Disclosure Letter.

The Sellers shall have the right (but not the obligation) to supplement or amend the Disclosure Letter with respect to any circumstance, development, event, condition or other matter hereafter arising or of which it becomes aware after the date hereof (each a “Disclosure Supplement”). Each such Disclosure Supplement shall be deemed to be incorporated into and to supplement and amend the Disclosure Letter for all purposes; provided, however, that if such circumstance, development, event, condition or other matter which is the subject of the Disclosure Supplement constitutes or relates to (a) a matter which existed prior to the date hereof, or (b) a matter arising hereafter in breach of this Agreement or that, in the determination of the Purchaser, would have a Material Adverse Change of the Purchased Companies, Purchaser shall have the right to negotiate a reduction to the Purchase Price or, should the Parties fail to come to a mutual agreement in respect of such reduction, to terminate this Agreement as provided in Section 8.1(d). If the Purchaser has the right to, but does not elect to renegotiate the Purchase Price or terminate this Agreement as provided in Section 8.1(d), then (x) Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter, (y) no indemnity claim may be made with respect to such matter by Purchaser or any of its Affiliates or assignees under Article 9, any such claim being hereby irrevocably waived and released with respect to such matter, and (z) such matter shall be a permitted Disclosure Supplement and shall not be a basis for Purchaser or its Affiliate or assignee to assert that any closing condition set forth in Section 6.1 has not been satisfied. In the event the Purchaser terminates this Agreement in accordance with Section 8.1(d), all obligations of the Parties hereto (save and except for their respective obligations under Section 5.3, Section 8.2 and Article 11, which will survive) will terminate immediately upon the Purchaser giving notice as required herein.

Section 5.9 Exclusive Dealing.

During the Interim Period, the Material Principals and the Sellers shall not, and shall cause the Purchased Companies not to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any inquiries or proposals from, or enter into any agreement with, any Person (other than Purchaser) relating to any transaction involving the sale of any equity interests of the Sellers, the Company or its Subsidiaries, or the sale of the Business or any of the Assets (other than as permitted in this Agreement) or any other business combination.

Section 5.10 Purchaser Financing.

(1)

The Purchaser has delivered to the Company a true, complete and accurate copy of the executed commitment letter, dated as of the date hereof, among the Purchaser, Compass Bank d/b/a BBVA Compass and BBVA Securities Inc. (the “Commitment Letter”), pursuant to which each lender party thereto has committed to lend, subject to the terms and conditions set forth therein, the amounts set forth therein to the Purchaser (the “Purchaser Financing”) for, among other things, the purpose of financing the transactions contemplated by this Agreement. The Purchaser shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to complete the Purchaser Financing on the terms and conditions described in the Commitment Letter, and shall not permit, without the prior written consent of the Sellers’ Representative, any amendment or modification to be made to, or any waiver or release of any provision or remedy to be made under, the Commitment Letter or any definitive agreement or documentation in connection therewith if such amendment, modification, waiver or release would: (a) reduce the aggregate amount of the Purchaser Financing; (b) impose new or additional conditions precedent to the availability of the Purchaser Financing; or (c) otherwise be reasonably expected to impair, prevent or materially delay the consummation of the Purchaser Financing or the consummation of the transactions contemplated by this Agreement or adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Commitment Letter or any definitive agreements or documentation with respect thereto. The Purchaser may amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof. The Purchaser shall not release or consent to the termination of the obligations of the lenders under the Commitment Letter, except for assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Purchaser Financing pursuant to the Commitment Letter.

(2)

The Sellers agree to use commercially reasonable efforts to provide reasonable cooperation in connection with the arrangements by the Purchaser to obtain the advance of the Purchaser Financing as contemplated in the Commitment Letter; provided, that, neither the Sellers, the Principals nor any of the Purchased Companies shall be required to: (1) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses; (2) enter into any definitive agreement or other documents or make any binding commitment (other than in connection with prepayment notices or other action required to be taken to terminate any existing Indebtedness of the Purchased Companies (including, without limitation, to facilitate the release of Liens and return of collateral, instruments, notes or documents in connection therewith) or facilitate the backstop or replacement of any outstanding letter of credit) that is not expressly conditioned on the consummation of the Closing and does not terminate without liability to the Purchased Companies upon termination of this Agreement, or adopt resolutions approving agreements or other documents or take any other corporate actions in connection with the Purchaser Financing that are not expressly conditioned on the consummation of the Closing and shall be derived exclusively from the authority of (and such corporate, limited liability or other organizational actions shall only be taken by) Purchaser as the sole direct and indirect equityholder of the Purchased Companies and the board of directors, board of managers or other governing bodies of the Purchased Companies as constituted after giving effect to the Closing; (3) require any Purchased Company to give any indemnities in connection with the Purchaser Financing that are effective prior to the Closing; (4) take any action that, in the good faith determination of the Sellers, would unreasonably interfere with the conduct of the business of any of the Purchased Companies or create an unreasonable risk of damage or destruction to any property or assets of any Purchased Company; (5) take any action that would reasonably be expected to result in a failure of any condition to the obligations of the Parties hereto to consummate the transactions contemplated under this Agreement; (6) take any action that would reasonably be expected to conflict with, or result in a violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under material applicable Laws, the Organizational Documents of any of the Sellers or the Purchased Companies or any material agreements to which any Seller or Purchased Company is a party or by which any of their respective properties or assets is bound; or (7) disclose any information that is legally privileged.

Section 5.11 Company Financial Statements.

(1)

The Sellers shall cause the Financial Statements for the fiscal year ending December 31, 2018 to be audited by BDO, Certified Public Accountants and for the report of such auditors thereon to be delivered to the Purchaser no later than ten calendar days prior to the Closing Date (and in no event later than May 15, 2019).

(2)

During the Interim Period, the Sellers shall cause the Company to take such actions as may reasonably be required to ensure the unaudited consolidated interim financial statements of the Company and its Subsidiaries for the 3-month period ending March 31, 2019, consisting in each case of a balance sheet and the accompanying statements of income, retained earnings, statement of cash flows and changes in financial position for the period then ended and all notes to them, if any, will be completed and delivered to the Purchaser prior to May 31, 2019.

Section 5.12 Company Leases.

During the Interim Period, Purchaser shall use commercially reasonable efforts, including, but not limited to, cooperating in obtaining any consent or amendment, that fully removes [Redacted—Personal Information—Company Leases] as a guarantor under the Leases and extinguishes any obligations or liabilities under the applicable guaranty agreement as of the Closing.

ARTICLE 6

CONDITIONS OF CLOSING

Section 6.1 Conditions for the Benefit of the Purchaser.

The purchase and sale of the Purchased Interest is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)

Truth of Representations and Warranties. The representations and warranties of the Sellers contained in this Agreement are true and correct (i) in all material respects at and as of the date of this Agreement and (ii) as of the Closing as if such representations and warranties had been made on and as of the Closing, except (x) for changes contemplated by this Agreement, and (y) to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only, and the Sellers’ Representative shall have executed and delivered a certificate to that effect.

(b)

Performance of Covenants. The Sellers shall have fulfilled or complied with in all material respects all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Closing, and the Sellers’ Representative shall have executed and delivered a certificate to that effect.

(c)

Consents and Authorizations. All filings, notices, Authorizations, consents, approvals and waivers listed in Section 5.6 of the Disclosure Letter will have been obtained on terms acceptable to the Purchaser acting reasonably. All such consents, approvals, waivers, filings, notifications and Authorizations will be in force and will not have been modified in any material adverse manner or rescinded.

(d)

Closing of the Concurrent Acquisitions. All conditions to closing in the definitive agreements in respect of each of the Concurrent Acquisitions shall have been met or completed (except for those conditions which by their nature can only be completed at Closing).

(e)

UCC Amendments. The uniform commercial code registrations referred to in Section 3.1(o) of the Disclosure Letter as needing to be discharged and terminated or otherwise amended in Section 3.1(o) of the Disclosure Letter shall have been so discharged and terminated or otherwise amended.

(f)	Financing. The Purchaser shall have received consent of its lenders and consummated the Purchaser Financing (or will consummate the Purchaser Financing concurrently with the Closing).

(g)	Exchange Approval. The Purchaser shall have received the conditional approval of the Toronto Stock Exchange to issue the Consideration Shares.

(h)	Deliveries. The Sellers shall deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably:

(i)

certificates representing the Purchased Interest duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record;

(ii)

certified copies of (i) the Organizational Documents of each Purchased Company, (ii) all resolutions or actions of the shareholders, the board of directors, the members or the managers, as the case may be, of each Seller and the Company approving the entering into and completion of the transaction contemplated by this Agreement and the Ancillary Agreements, and (iii) a list of the directors, officers or other governing persons, as applicable, of each Seller and the Company authorized to sign this Agreement and the Ancillary Agreements, together with their specimen signatures;

(iii)

a certificate of status, compliance, good standing or like certificate with respect to each Seller and each Purchased Company issued by appropriate government officials of their respective jurisdictions of formation and, in all cases, by the appropriate government officials of Florida;

(iv)	the certificates referred to in Section 6.1(a) and Section 6.1(a);

(v)

a non-competition agreement in favor of the Purchaser, duly executed as of the date of this Agreement (but the effectiveness of which is contingent upon the Closing) by each person named in Schedule 6.1(h)(v) and such other Persons as the Purchaser may reasonably request, substantially in the form of the agreement attached to Schedule 6.1(h)(v);

(vi)

an employment agreement duly executed by each of [Redacted - Personal Information—Deliveries], which among other things would terminate their respective existing employment agreements with the Company (including their respective rights to receive compensation for terminating their employment agreements because of a diminution of such employee or independent contractor’s authority, duties or reporting structure), together with non-competition agreements in favor of the Purchaser;

(vii)

the services agreement between [Redacted—Personal Information - Deliveries] and Imaging Center of West Palm Beach LLC shall have been terminated at Closing and any employment agreement between any Purchased Company and [Redacted—Personal Information - Deliveries] shall have been terminated and [Redacted—Personal Information—Deliveries] shall have entered into a medical director services agreement with Imaging Center of West Palm Beach LLC for providing professional radiology services in form and substance satisfactory to the Parties, acting reasonably;

(viii)

agreements terminating, without any further liability to any party, the management and other intercompany or shared services agreements referred to in Section 6.1(h)(viii) of the Disclosure Letter among the parties to such agreements effective as at the Closing;

(ix)	a duly executed resignation effective as at the Closing of each Person listed in Schedule 6.1(h)(ix) from the offices set forth on such schedule;

(x)	a lock-up agreement duly executed by each Person that will receive Consideration Shares under the terms of this Agreement, substantially in the form of the agreement in Schedule 6.1(h)(x);

(xi)	the Escrow Agreement executed by the Sellers’ Representative;

(xii)	the repayment and cancellation of all existing shareholder loans or Indebtedness between the Company and any Seller or Principal;

(xiii)	confirmations of discharge of Liens and/or payoff letters from all earnout recipients and holders of Indebtedness listed in Section 3.1(o) (Title to the Assets) of the Disclosure Letter;

(xiv)	a duly executed funds flow direction which conforms with the principles set forth in Schedule 6.1(h)(xiv); and

(xv)	subscription agreements, duly executed by each Person receiving Consideration Shares, in the form of the agreement in Schedule 6.1(h)(xv) (the “Subscription Agreements”).

(i)

No Material Adverse Change. Since the Balance Sheet Date, there shall not have been any Material Adverse Change of the Purchased Companies, and no event shall have occurred or circumstance shall exist which will result in such a Material Adverse Change of the Purchased Companies.

(j)

Financial Statements. The Purchaser shall have received the report of the auditor referred to in Section 5.11(1), such report shall not be qualified in any manner and there shall have been no material adverse deviation between the Financial Statements for the fiscal year ended December 31, 2018 as compared against the financial statements that are the subject of such report.

(k)

Proceedings. The Purchaser shall have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all necessary proceedings in connection therewith.

(l)

No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Purchaser) in any jurisdiction, and no order or notice will have been made, issued or delivered by any Governmental Entity, seeking to enjoin, restrict or prohibit, or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any temporary or permanent terms or conditions on the transactions contemplated by this Agreement, the Business or the business of the Purchaser including requiring that any assets or shares be held separate or divested or requiring any form of behavioral or other remedy or otherwise limiting the right of the Purchaser to conduct its business or the Business after Closing on substantially the same basis as heretofore operated.

(m)

Cyber Insurance. The Company shall have procured cyber (including HIPAA) liability insurance runoff coverage with a limit of liability of at least USD $1 million and at least 3 years’ prior acts coverage and shall have delivered a certificate of insurance evidencing such coverage to the Purchaser.

Section 6.2 Conditions for the Benefit of the Sellers.

The purchase and sale of the Purchased Interest is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Sellers and may be waived, in whole or in part, by the Sellers’ Representative, in its sole discretion:

(a)

Truth of Representations and Warranties. The representations and warranties of the Purchaser and the Parent contained in this Agreement are true and correct (i) in all material respects at and as of the date of this Agreement, and (ii) as of the Closing as if such representations and warranties had been made on and as of the Closing (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) with the same force and effect as if such representations and warranties had been made on and as of such date, and the Purchaser and the Parent shall each have executed and delivered a certificate to that effect.

(b)

Performance of Covenants. Each of the Purchaser and the Parent shall have fulfilled or complied in all material respects with all covenants contained in this Agreement and in any Ancillary Agreement required to be fulfilled or complied with by it at or prior to Closing and the Purchaser, and the Parent shall each have executed and delivered a certificate to that effect.

(c)	Exchange Approval. The Purchaser shall have received the conditional approval of the Toronto Stock Exchange to issue the Consideration Shares.

(d)	Deliveries. The Purchaser shall deliver or cause to be delivered to the Sellers’ Representative the following in form and substance satisfactory to the Sellers’ Representative, acting reasonably:

(i)	the certificates referred to in Section 6.2(a) and Section 6.2(b);

(ii)

certified copies of (i) the Organizational Documents of the Purchaser and the Parent, (ii) all resolutions of the shareholders and the board of directors of the Purchaser and the Parent approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) a list of the officers and directors of the Purchaser and the Parent authorized to sign this Agreement and the Ancillary Agreements, together with their specimen signatures;

(iii)	a certificate of status, compliance, good standing or like certificate with respect to the Purchaser and the Parent issued by the appropriate government official of the jurisdiction of its formation;

(iv)	the Escrow Agreement, executed by the Purchaser;

(v)	the Purchase Price payable in accordance with Section 2.3;

(vi)	the Subscription Agreements, executed by the Parent; and

(vii)

evidence that the Purchaser has obtained the R&W Insurance Policy, effective as of the Closing Date, which does not give any Person any right to seek subrogation, indemnity or contribution from the Sellers in connection with any claim made thereunder (except with respect to Fraud as contemplated by Section 10.5) and is otherwise on terms and conditions satisfactory to the Sellers’ Representative, and that the Purchaser has paid 50% of the premium and underwriting fees, and all due diligence costs and all other costs and expenses, related thereto.

(e)

No Material Adverse Change. Since the Balance Sheet Date, there shall not have been any Material Adverse Change of Parent, and no event shall have occurred or circumstance exist which will result in such a Material Adverse Change of Parent, including with respect to Purchaser.

(f)

Closing of the Concurrent Acquisitions. All conditions to closing in the definitive agreements in respect of each of the Concurrent Acquisitions shall have been met or completed (except for those conditions which by their nature can only be completed at Closing).

(g)

Proceedings. The Sellers’ Representative shall have received copies of all the instruments and other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all proceedings in connection therewith.

(h)

No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Sellers) in any jurisdiction, and no order or notice will have been made, issued or delivered by any Governmental Entity, seeking to enjoin, restrict or prohibit, or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any temporary or permanent terms or conditions on the transactions contemplated by this Agreement, the Business or the business of the Sellers or the Purchased Companies, including requiring that any assets or shares be held separate or divested or requiring any form of behavioural or other remedy or otherwise limiting the right of the Sellers to conduct their respective businesses after Closing on substantially the same basis as heretofore operated.

ARTICLE 7

CLOSING

Section 7.1 Date, Time and Place of Closing.

The completion of the transaction of purchase and sale contemplated by this Agreement will be completed by the delivery of executed documents sent by electronic means simultaneously with the closing of the Concurrent Acquisitions at 12:01 a.m. (Eastern time) on the Closing Date.

Section 7.2 Closing Procedures.

Subject to satisfaction or waiver by the relevant Party of the conditions of Closing, on the Closing Date, the Sellers shall deliver actual possession of the Purchased Interest to the Purchaser and upon such delivery the Purchaser shall pay and issue the Purchase Price in accordance with Section 2.3.

Section 7.3 Risk of Loss.

If, prior to Closing, all or any material part of the Assets are destroyed or damaged by fire or any other casualty or are appropriated, expropriated or seized by any Governmental Entity:

(a)

the Parties may agree to reduce the Purchase Price by an amount equal to the cost of repair, or, if destroyed or damaged beyond repair, by an amount equal to the replacement cost of the Assets so damaged or destroyed and to complete the purchase; provided all proceeds of insurance for such damage or destruction are paid to the Sellers immediately upon receipt; or

(b)

the Purchaser shall have the option, exercisable by notice in writing given within four Business Days of the Purchaser receiving notice in writing from the Sellers’ Representative of such destruction, damage, expropriation or seizure, to complete the transaction contemplated in this Agreement without reduction of the Purchase Price, in which event (i) all proceeds of any insurance (other than business interruption insurance as provided in (ii) below) or compensation for expropriation or seizure will be retained by one or more Purchased Companies, and (ii) all proceeds of any business interruption insurance which compensates for business lost during the Interim Period less the sum of all deductibles on all other insurance will be paid to the Sellers immediately upon receipt; or

(c)

either the Sellers’ Representative or the Purchaser may choose to terminate this Agreement and not complete the transaction contemplated in this Agreement by giving notice in writing within four Business Days of the Purchaser receiving notice in writing from the Sellers’ Representative of such destruction, damage, expropriation or seizure, in which case all obligations of the Parties hereto (save and except for their respective obligations under Section 5.3, Section 8.2 and Article 11, which will survive) will terminate immediately upon the Sellers’ Representative or the Purchaser giving notice as required herein.

ARTICLE 8

TERMINATION

Section 8.1 Termination Rights.

This Agreement may, by notice in writing given prior to or on the Closing Date, be terminated:

(a)	by mutual consent of the Sellers’ Representative and the Purchaser;

(b)

by the Purchaser if any of the conditions in Section 6.1 have not been satisfied or it becomes reasonably apparent that any of such conditions will not be satisfied by the Closing Date (other than as result of the failure of the Purchaser to perform any of its material obligations or covenants under this Agreement), the Purchaser has not waived such condition at or prior to Closing and such condition is incapable of being met within 10 calendar days following notice by the Purchaser;

(c)

by the Sellers’ Representative if any of the conditions in Section 6.2 have not been satisfied or it becomes reasonably apparent that any of such conditions will not be satisfied by the Closing Date (other than as result of the failure of the Sellers to perform any of their material obligations or covenants under this Agreement) and the Sellers’ Representative has not waived such condition at or prior to Closing and such condition is incapable of being met within 10 calendar days following notice by the Sellers’ Representative;

(d)	in the circumstances and upon the terms set out in Section 5.8 or Section 7.3;

(e)

by either Party if the Closing has not occurred by the end of the day on the Outside Date, provided that a Party may not terminate this Agreement under this Section 8.1(e) if it has failed to perform any one or more of its material obligations or covenants under this Agreement required to be performed at or prior to Closing and the Closing has not occurred because of such failure;

(f)

by either Party if after the date of this Agreement any Law is enacted or made (or any Law is amended) that makes the consummation of any of the transactions contemplated by this Agreement illegal or otherwise prohibited or enjoins the consummation of any of the transactions contemplated by this Agreement, and such Law (if applicable) or enjoinment shall have become final and non-appealable; or

(g)

by either Party if there has been a material breach of this Agreement by the other Party and such breach has not been waived by the non-breaching Party or cured within 10 calendar days following notice of such breach by the non-breaching Party.

Section 8.2 Effect of Termination.

(1)

Nothing in this Article will be deemed to impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement. If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(2)

If this Agreement is terminated pursuant to Section 8.1, all obligations of the Parties under this Agreement will terminate, there shall be no liability or obligation hereunder on the part of any Party hereto, and this Agreement shall forthwith become void, except that:

(a)	each Party’s obligations under Section 5.3, this Section 8.2, and Article 11 will survive; and

(b)	no Party shall be relieved or released from any liabilities or Damages arising out of any willful and material breach of this Agreement by such Party.

ARTICLE 9

INDEMNIFICATION

Section 9.1 Survival.

Except as set forth in Section 9.5, the representations and warranties and covenants contained in this Agreement and of any certificate to be delivered pursuant to or in connection with this Agreement, except for Article 6, shall not merge on Closing and shall survive the Closing.

Section 9.2 [Reserved].

Section 9.3 Indemnification in Favor of the Purchaser and the Purchased Companies.

(1)

Subject to the limitations set forth in Section 9.5, each of the Sellers and their respective Principals shall jointly and severally indemnify and save each of the Purchaser and each Purchased Company (from and after the Closing) and their respective shareholders, directors, officers, employees, agents and representatives (each, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) harmless of and from, and shall pay for, any Damages suffered by or imposed upon it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by the Sellers with respect to the Purchased Companies in this Agreement or the certificates to be delivered pursuant to Section 6.1(a);

(b)	any failure of the Sellers to perform or fulfill any of their covenants or obligations under this Agreement;

(c)	[Reserved];

(d)	[Reserved];

(e)	the matters identified in Section 9.3(1)(e) of the Disclosure Letter; and

(f)

any Taxes required to be paid by the Purchased Companies (i) in respect of a Pre-Closing Tax Period to the extent such Taxes exceed the amount specified in the Closing Statement, (ii) in respect of the portion of a Straddle Period ending on the Closing Date, as determined under Section 10.3(3) to the extent such Taxes exceed the amount specified in the Closing Statement, or (iii) as a result of the transactions contemplated by the direction to be delivered under Section 6.1(h)(xiv).

(2)

Subject to the limitations set forth in Section 9.5, each of the Sellers and their respective Principals shall severally (and not jointly and severally) indemnify and save the Purchaser Indemnified Parties harmless of and from, and shall pay for, any Damages suffered by or imposed upon it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to any breach or inaccuracy of any representation or warranty given by such Seller with respect to such Seller in this Agreement or the certificates to be delivered by such Seller pursuant to this Agreement and any failure of such Seller to perform or fulfill any of the covenants or obligations unique to such Seller under this Agreement or the Escrow Agreement.

(3)

For purposes of this Article 9, the representations and warranties given by the Sellers will be deemed to have been made without the inclusion of limitations or qualifications as to materiality, such as the words “material”, “immaterial”, “in all material respects” or words of similar import, set forth in such representation and warranty.

(4)

Notwithstanding any other provision of this Agreement to the contrary, the Sellers and their respective Principals shall not be liable under this Article 9 for any (i) Damages to the extent such Damages served to reduce the Purchase Price pursuant to the Purchase Price adjustment under Section 2.7 hereof, or (ii) Damages to the extent the Purchaser Indemnified Party shall have otherwise been compensated for such matter pursuant to any other provision of this Agreement, so as to avoid duplication or “double counting” of the same Damages. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained in this Section 9.3(4) shall limit, alter or waive in any manner or respect any defenses available to any Person or any burdens of proof or legal standards required to be met by any Person under Laws.

Section 9.4 Indemnification in Favor of the Sellers.

(1)

Subject to the limitations set forth in Section 9.5, the Purchaser and the Parent shall, jointly and severally, indemnify and save the Sellers and their shareholders, directors, members, managers, officers, employees, agents and representatives, including, without limitation, the Principals (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”), harmless of and from, and shall pay for, any Damages suffered by or imposed upon it or any of them as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by the Purchaser or the Parent contained in this Agreement or the certificates to be delivered pursuant to Section 6.2(a) and Section 6.2(b); and

(b)	any failure of the Purchaser or the Parent to perform or fulfill any of its covenants or obligations under this Agreement.

(2)

Purchaser and Parent shall, jointly and severally, indemnify and save [Redacted—Personal Information—Indemnification in Favor of the Sellers] and his successors and assigns harmless of and from, and shall pay for, any Damages suffered by or imposed upon him or any of them as a result of, in respect of, connected with, or arising out of, under or pursuant to (a) any failure of the Purchaser to perform or fulfill any of its covenants or obligations under Sections 5.12 and 10.7, and (b) with respect to any Lease from and after the Closing.

Section 9.5 Limitations on Indemnification.

(1)

The Purchaser Indemnified Parties shall not be entitled to recover Damages from the Sellers pursuant to Section 9.3(1)(a) or Section 9.3(2) unless a written notice of claim is delivered by the Purchaser Indemnified Party or Parties to the Sellers’ Representative, solely in its capacity as the representative of the Sellers:

(a)

at any time after Closing in respect of Section 3.1(a) (Formation and Qualification), Section 3.1(c) (Required Authorizations), Section 3.1(e) (Authorized and Issued Capital), Section 3.1(f) (No Other Agreements to Purchase), Section 3.1(ll) (No Brokers), Section 3.2(a) (Formation and Qualification), Section 3.2(b) (Authorization), Section 3.2(e) (Execution and Binding Obligation), Section 3.2(f) (No Other Agreements to Purchase), Section 3.2(g) (Title to Purchased Interest), and Section 3.2(i) (No Brokers) (collectively, the “Fundamental Representations of Sellers”);

(b)

at any time on or before the date that is ninety (90) calendar days after the expiration of the applicable period (having regard to any consent, waiver, agreement or other document that extends the period) (the “Tax Assessment Period”) during which any tax assessment may be issued by a Governmental Entity in respect of any taxation year in respect of Section 3.1(jj) (Taxes) and Section 3.2(h) (Residence). A tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Law;

(c) at any time on or before the date that is ninety (90) calendar days after the expiration of any applicable statute of limitation period in respect of breaches of the Sellers’ representations in Section 3.1(m) (Compliance with Health Care Laws), which the Sellers had knowledge of prior to Closing (“Healthcare Compliance Representations”); or

(d)

at any time on or before the date that is twelve months after Closing, in respect of all other representations and warranties in respect of the Purchased Companies or the Sellers (including any Healthcare Compliance Representations in respect of which the Sellers did not have knowledge of any breach prior to Closing) (such date, the “General Survival Date”).

(2)

The Seller Indemnified Parties shall not be entitled to recover any Damages from the Purchaser or Parent pursuant to Section 9.4(1)(a) unless a written notice of claim is delivered to Purchaser or Parent by the Sellers’ Representative, in its capacity as the representative of (and on behalf of) the Sellers and the Seller Indemnified Parties:

(a)

at any time after Closing in respect of Section 4.1(a) (Formation and Corporate Power), Section 4.1(b) (Corporate Authorization), Section 4.1(d) (Execution and Binding Obligation), Section 4.1(l) (No Brokers), Section 4.2(a) (Formation and Corporate Power) and Section 4.2(b) (Corporate Authorization; Valid Issuance of Consideration Shares); or

(b)	at any time on or before the General Survival Date, in respect of all other representations and warranties of the Purchaser and the Parent.

(3)

Subject to Section 9.5(4), none of the Sellers or Principals shall be liable to (or otherwise be obligated to indemnify) any of the Purchaser Indemnified Parties for any Damages under Section 9.3(1)(a) until the total of all Damages arising pursuant to Section 9.3(1)(a) exceeds the Threshold Amount. Subject to Section 9.5(4), once the total of all Damages arising pursuant to Section 9.3(1)(a) exceeds the Threshold Amount, subject to the limitations set forth in Section 9.5(6) below, the Sellers and Principals shall be liable for all such Damages above such Threshold Amount up to the Retention Amount, which amounts shall be satisfied from the Indemnity Escrow Fund; provided that the Sellers and Principals shall be liable for all such Damages up to the Retention Amount (including such amounts below the Threshold Amount) in respect of any Damages relating to claims for indemnification by a Purchaser Indemnified Party for a breach of any Healthcare Compliance Representations. Subject to Section 9.5(4), any claims for indemnification by a Purchaser Indemnified Party above the Retention Amount will be made solely against the R&W Insurance Policy.

(4)

Except as expressly stated herein, the monetary thresholds and limits set out in Section 9.5(3) will not apply to Damages with respect to any claims for indemnification by a Purchaser Indemnified Party:

(a)

for a breach of the Fundamental Representations of Sellers or Section 3.1(jj) (Taxes); provided, however, for purposes of clarity and the avoidance of doubt, none of the Sellers or Principals shall be liable to (or otherwise be obligated to indemnify) any of the Purchaser Indemnified Parties for any Damages due to Section 9.3(1)(a), which includes a breach of any Fundamental Representations of Sellers or Section 3.1(jj) (Taxes), until the total of all Damages arising pursuant to Section 9.3(1)(a) exceeds the Threshold Amount;

(b)	pursuant to Section 9.3(1)(b) through Section 9.3(1)(f); or

(c)	for Fraud.

(5)

In respect of those claims set out in Section 9.5(4), subject to the limitations set forth in Section 9.5(6) below, the Sellers and Principals shall be liable for all Damages relating to such claims up to an aggregate maximum amount equal to the Closing Payment less the amount the Purchaser shall have recovered from the Indemnity Escrow Fund in accordance with the terms hereunder.

(6)

Notwithstanding anything to the contrary in this Agreement, the maximum liability of each Seller or Principal to the Purchaser Indemnified Parties for the payment of Damages attributable to all claims asserted against such Seller or Principal pursuant to Section 9.3(1) and Section 9.3(2) shall, in the aggregate, not at any time exceed such Seller’s or Principal’s Pro Rata Share of the Purchase Price, as set forth on Schedule A, irrespective of such Seller’s or Principal’s right to pursue, or ultimate success in pursuing, a claim of contribution for all or any portion of such Damages from one or more other parties, including but not limited to one or more other Sellers or Principals.

(7)	[Reserved.]

(8)

For purposes of determining the amount of any indemnification obligation to any Purchaser Indemnified Party for any Damages, appropriate reductions shall be made to reflect (i) any amounts actually recovered by the Purchaser Indemnified Parties under insurance policies (including the R&W Insurance Policy) with respect to such Damages (net of any expenses related to the receipt of such payment, including prospective and retrospective premium adjustments, if any, occasioned by such Damages), and (ii) any Tax benefit realizable by such Purchaser Indemnified Party or its Affiliates as a result of the Damages giving rise to such indemnification obligation. In the event an insurance recovery relating to an indemnification payment is received after the Sellers or the Principals, on the one hand, or the Escrow Agent, on the other hand, has made an indemnification payment under this Agreement that did not take into account such insurance recovery, or a Purchaser Indemnified Party realizes Tax benefits in respect of any Damages after such Damages are indemnified by the Sellers and/or the Principals, the Purchaser Indemnified Party shall promptly pay over to the Sellers’ Representative, on the one hand, for further distribution to the Sellers and/or the Principals, or the Escrow Agent (to the extent the indemnification payment was made from the Indemnity Escrow Fund and the Indemnity Escrow Fund is still active), on the other hand, the portion of the applicable indemnity payment such Purchaser Indemnified Party would not have been entitled to had such recovery or realization occurred prior to the making of the applicable indemnity payment.

(9)

Notwithstanding anything to the contrary in this Agreement, the Sellers and their respective Principals shall not have any liability under this Agreement with respect to (and Purchaser shall pay or cause to be paid) (a) any Taxes that were taken into account in the Closing Statement, (b) Taxes incurred by the Company, Purchaser or any of their respective Affiliates as a result of actions outside the Ordinary Course of business taken after the Closing on the Closing Date, (c) any Taxes as a result of Purchaser’s (or Purchaser’s Affiliate’s) breach of any of the covenants set forth in Section 10.3 or (d) Taxes of any Purchased Company incurred with respect to a taxable period beginning after the Closing Date.

Section 9.6 Notification of and Procedure for Claims.

(1)

If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person shall promptly notify the Indemnifying Party in writing of the Third Party Claim, which notice shall describe the Third Party Claim in reasonable detail and the amount thereof (if known and quantifiable), and attach all documentation received in connection with the Third Party Claim.

(2)

The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Person, unless the notification occurs after the expiration of the specified period set out in Section 9.5 or (and only to that extent that) the omission to notify materially prejudices the Indemnifying Party.

(3)

Subject to the terms of this Section 9.6, upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defense of the Third Party Claim and may also elect to assume the investigation and defense of the Third Party Claim.

(4)	The Indemnifying Party may not assume the investigation and defense of a Third Party Claim if:

(a)	the Indemnifying Party is also a party to the Third Party Claim and the Indemnified Person determines in good faith that joint representation would be inappropriate due to a conflict of interest;

(b)

the Indemnifying Party fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend the Third Party Claim and provide indemnification with respect to the Third Party Claim;

(c)

in the reasonable judgment of the Indemnified Person, the estimated amount of likely Damages in connection with such claim is greater than the unused portion of the maximum liability the Indemnifying Party is liable for as set out in Section 9.5;

(d)	subject to Section 9.6(6), the Third Party Claim is in respect of Taxes unless the assessment or reassessment relates solely to a Pre-Closing Tax Period;

(e)	in the reasonable judgment of the Indemnified Person, such claim involves material reputational risks to the Indemnified Person; or

(f)

the Third Party Claim seeks only an injunction or equitable relief against the Indemnified Person other than monetary damages and the Indemnified Person determines in good faith that there is a reasonable probability that assumption of the defense of the Third Party Claim may materially and adversely affect the Indemnified Person or its Affiliates and the Indemnified Party has notified the Indemnifying Party that it will exercise its right to defend, compromise or settle the Third Party Claim.

(5)

In order to assume the investigation and defense of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within 15 calendar days of Indemnifying Party’s receipt of notice of the Third Party Claim and shall comply with the procedures set out in Schedule 9.6(5).

(6)	In addition to the foregoing, if the Third Party Claim is in respect of Taxes, the following additional rules shall also apply:

(a)

if the Indemnifying Party is entitled to and elects to assume the investigation and defense of a Third Party Claim in respect of Taxes then the Indemnifying Party shall provide to the Indemnified Person in a timely manner (x) any proposed written communications and other documents to be submitted to the relevant Governmental Entity or filed with a court in respect of any assessment or reassessment for review by the Indemnified Person and (y) copies of any correspondence received from the Governmental Entity relating to such Third Party Claim. The Indemnifying Party shall consult with the Indemnified Person with respect to the materials provided pursuant to (x) above prior to the submission or filing thereof;

(b)

to the extent payment has not already been made by the Indemnifying Party to the Indemnified Person, should the Indemnified Person be required by the relevant assessing authority to pay any amount in respect of such Third Party Claim, forthwith upon request therefor, the Indemnifying Party will pay to the Indemnified Person the amount that the Indemnified Person is required to pay to such Governmental Entity. Should the Indemnifying Party fail to pay such amount within 30 calendar days after receipt of written request from the Indemnified Person to do so, the right of the Indemnifying Party to control the contesting of such Third Party Claim will cease;

(c)

Within 10 calendar days of a final determination of such Third Party Claim in respect of Taxes, the Indemnifying Party will pay to the Indemnified Person the full amount owing to the Indemnified Person, to the extent that such amounts have not been previously paid to the Indemnified Person; and

(d)

If the Third Party Claim relates to Taxes in respect of any Pre-Closing Tax Period or Straddle Period and the investigation and defense of such Third Party Claim is assumed by the Indemnified Person, then Indemnified Person shall provide to the Indemnifying Party in a timely manner (x) any proposed written communications and other documents to be submitted to the relevant Governmental Entity or filed with a court in respect of any assessment or reassessment for review by the Indemnifying Party and (y) copies of any correspondence received from the Governmental Entity relating to such Third Party Claim. The Indemnified Person shall consult with the Indemnifying Party with respect to the materials provided pursuant to (x) above prior to the submission or filing thereof and the Indemnified Person shall not compromise or settle such Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).

Section 9.7 Adjustment to Purchase Price.

Any payment made by the Sellers or Principals as an Indemnifying Party pursuant to this Article 9 will constitute a dollar-for-dollar decrease of the Purchase Price and any payment made by the Purchaser or the Parent as an Indemnifying Party pursuant to this Article 9 will constitute a dollar-for-dollar increase of the Purchase Price.

Section 9.8 Recovery Against Sellers.

(1)

Subject to the limitations set forth in Section 9.5, each indemnification obligation of any Seller and its Principals under Section 9.5(4) shall be satisfied (i) first from the Indemnity Escrow Fund, until the complete depletion of the Indemnity Escrow Fund, (ii) then from the R&W Insurance Policy until the limit of liability has been reached under the R&W Insurance Policy. Thereafter, provided that neither the Purchaser nor Parent shall under any circumstances be obligated to undergo any issuer bid that is not exempt from Part 2 of National Instrument 62-104 (such as the employee, executive officer, director and consultant exemption) or to undergo any other regulatory or statutory process that would materially implicate the rights of all holders of Parent Common Shares or requires any approval by holders of Parent Common Shares, all indemnification obligations of any particular Seller and its Principals shall be satisfied first by liquidation of such Seller’s Consideration Shares, if any, unless such Seller elects to satisfy some or all of such indemnification obligation with cash, and thereafter from cash payable by such Seller or the Principals of such Seller, as applicable. In the event Consideration Shares are to be liquidated pursuant to this Section 9.8, the Purchaser, at its option, may arrange for the purchase of the Consideration Shares by a third party purchaser (a “Third Party Sale”), provided that the purchase price for such Third Party Sale shall not be less than the greater of (i) cost and (ii) fair market value of such Consideration Shares, where fair market value shall be based on enterprise value without discounting for minority interests or lack of alienability on behalf of such Seller. If, in the Purchaser’s sole discretion, neither a Third Party Sale nor the repurchase of the Consideration Shares by the Purchaser is feasible for any reason, or, in either case, if the purchase price available for such Consideration Shares is below cost, the Purchaser would then be entitled to enforce its claim directly against such Seller and its Principals.

(2)

On the date of the General Survival Date, an amount equal to the balance of the Indemnity Escrow Fund minus the aggregate amount, if any, which any Purchaser Indemnified Party has claimed under this Article 9 on or prior to such date (to the extent such claims, if any, remain unresolved) (any such claim, a “Remaining Indemnity Claim”) shall be released to the Sellers’ Representative on such date for further distribution to the Sellers, and the Purchaser and the Sellers’ Representative shall execute the necessary documents instructing the Escrow Agent to make the applicable payment. Following the final resolution of any Remaining Indemnity Claim, if the Indemnity Escrow Fund exceeds the aggregate amount, if any, which any Purchaser Indemnified Party has claimed under this Article 9 with respect to Remaining Indemnity Claims that remain unresolved, the excess Indemnity Escrow Fund shall be released to the Sellers’ Representative on such date, and the Purchaser and the Sellers’ Representative shall execute the necessary documents instructing the Escrow Agent to make the applicable payment.

(3)

In the event of any breach giving rise to an indemnification obligation under this Article 9 or otherwise in connection with the transactions contemplated hereby, the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, shall use commercially reasonable efforts to mitigate the Damages arising from such breach.

Section 9.9 Exclusive Remedy.

Notwithstanding anything to the contrary contained in this Agreement, except for (a) Fraud (it being understood that nothing in this Agreement (including any survival periods, any limitations on remedies or recoveries, any disclaimers of reliance or any similar limitations or disclaimers) or elsewhere shall limit or restrict any Indemnified Person’s rights or ability to maintain any action against, or recover any amounts from, any Person in connection with any Fraud committed by such Person); (b) rights contained in, and disputes with respect to matters governed by Section 2.6 and Section 10.3 (which items shall be resolved solely in accordance with the dispute resolution procedures set forth therein); and (c) a Party’s right to seek specific performance or other equitable relief pursuant to Section 11.6, (i) the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 9; and (ii) each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against any Indemnifying Party arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 9.

ARTICLE 10

POST-CLOSING COVENANTS

Section 10.1 Access to Books and Records.

For a period of six (6) years from the Closing Date, the Purchaser shall retain all original Books and Records relating to any Purchased Company that are part of the Books and Records existing on the Closing Date. During such six (6) year period, the Sellers shall have the right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable written notice for any proper purpose and without undue interference to the business operations of the Purchased Companies. The Purchaser shall have the right to have its representatives present during any such inspection.

Section 10.2 Confidentiality.

Each Seller and Principal hereby acknowledges that each is in possession of proprietary information in connection with the Business, the Assets and the Purchased Companies (“Confidential Information”). Each Seller and Principal shall and shall cause its Affiliates and representatives to keep confidential and shall not use for any improper purpose or disclose to any other Person any Confidential Information, unless such information is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement. In the event any Seller or Principal is required by Law to disclose any Confidential Information, such Seller or Principal shall, to the extent not prohibited by applicable Law, provide the Purchaser with prompt notice of such requirements so that the Purchaser may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 10.2. Each Seller and Principal agrees that such obligation of confidentiality continues after the Closing Date and, subject to Section 10.1, upon request of the Purchaser, after the Closing, it shall return to Purchaser or cause to be destroyed all Confidential Information in its possession or control. To the extent that any Seller or Principal is an employee or consultant of the Company or any of its Subsidiaries after Closing, such Seller or Principal shall, during the term of its, his or her employment or engagement, be permitted to use Confidential Information only in the performance of duties in such employment or consulting capacity, except to the extent otherwise provided in any related employment, consulting or other agreement between such Seller or Principal, on the one hand, and the Company or its Affiliate, on the other hand.

Section 10.3 Tax Matters.

(1)

The Sellers shall be responsible for the preparation and filing of all federal income Tax Returns of the Company for the Pre-Closing Tax Period and all Florida franchise Tax Returns and Florida ad valorem Tax Returns of the Company for the Straddle Period. Such returns shall be prepared and filed on a basis consistent with applicable Laws and the past practices and procedures of the relevant entity. The Sellers shall provide drafts of all such Tax Returns to the Purchaser at least 30 calendar days before the applicable Tax Return becomes due, and the Purchaser shall have 15 calendar days following the receipt of any such Tax Return to provide the Sellers with written notice of any disputed items therein. Upon receipt of any such notice, the Sellers shall incorporate all revisions reasonably requested by the Purchaser, taking into account all economic implications for both the Sellers and the Purchaser. The parties agree that all Transaction Tax Deductions shall be taken on the income Tax Returns of the Purchased Companies for the Pre-Closing Tax Period unless otherwise required by applicable Law.

(2)

Subject to Section 10.3(1), the Purchaser shall cause the Purchased Companies to prepare and file any other Tax Returns of the Purchased Companies for any Pre-Closing Tax Period or any Straddle Period, in both cases, which are required to be filed after the Closing Date. Such returns shall be prepared and filed on a basis consistent with applicable Laws and the past practices and procedures of the relevant entity provided that no reserve may be claimed or expense accelerated if any amount could be included in the income of the Purchased Companies for any period ending after the Closing Date. The Purchaser shall provide drafts of all such Tax Returns to the Sellers at least thirty (30) calendar days before the applicable Tax Return becomes due, and the Sellers shall have fifteen (15) calendar days following the receipt of any such Tax Return to provide Purchaser with written notice of any disputed items therein. Upon receipt of any such notice, the Purchaser shall incorporate all revisions reasonably requested by the Sellers, taking into account all economic implications for both the Sellers and the Purchaser.

(3)	In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be:

(a)

in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period up to and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(b)

in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of any such Taxes shall be determined as if such taxable period ended on the Closing Date.

(4)

The Seller and the Purchaser will co-operate fully and assist each other and make available to each other in a timely fashion all data and other information as may reasonably be required for the preparation and filing of all Tax Returns of the Purchased Companies and will preserve that data and other information until the expiration of any applicable limitation period for maintaining books and records under any applicable Tax Law with respect to such Tax Returns.

(5)

The Purchaser shall not (i) amend, or cause to be amended, any Tax Returns of the Purchased Companies (a) filed by the Sellers prior to the Closing Date, (b) filed by the Sellers pursuant to Section 10.3(1) or (c), filed by the Purchaser pursuant to Section 10.3(2); (ii) make or change or revoke any material Tax election, change any Tax classification, or adopt or change any Tax accounting method; (iii) enter into any closing agreement or other contractual obligation in respect of Taxes with any Governmental Entity; settle any material action, suit, proceeding, claim or demand with respect to Taxes, surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or (iv) make a voluntary approach or pursue any voluntary disclosure agreement with any Governmental Entity, in each instance with respect to a Pre-Closing Tax Period unless the Purchaser obtains the prior written consent of the Sellers’ Representative to such action, with such consent not to be unreasonably withheld or delayed by the Sellers’ Representative.

(6)

Any credits, refunds and other recoveries of any Taxes of any Purchased Company with respect to any Pre-Closing Tax Period (including the pre-Closing portion of any Straddle Period), shall belong to the Sellers and be paid to them promptly upon any credit thereof to, or receipt or recovery thereof by, Purchaser, any Purchased Company or any of their Affiliates. If requested by the Sellers’ Representative, Purchaser shall, and shall cause each Purchased Company to, reasonably cooperate with the Sellers’ Representative in filing any Tax Return necessary to claim such Tax credits or refunds (including filing amended Tax Returns).

(7)

To the extent not completed prior to Closing, from and after Closing, the Sellers shall, and shall cause the Sellers’ auditors, BDO, Certified Public Accountants, to, provide such assistance as is reasonably necessary or desirable to the Purchaser for the preparation and review of the interim financial statements of the Company and its Subsidiaries for the 3-month period ending March 31, 2019 and the 6-month period ending June 30, 2019.

Section 10.4 Further Assurances.

From time to time after the Closing Date, each Party shall, at the request of any other Party hereto, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Interest to the Purchaser and carry out the intent of this Agreement and any Ancillary Agreement.

Section 10.5 R&W Insurance Policy.

The Purchaser shall not consent to any amendment, waiver, cancellation or modification to the R&W Insurance Policy without the prior written consent of the Sellers’ Representative. The insurance provider under the R&W Insurance Policy shall have no subrogation right, entitlement of privilege, or any recourse whatsoever, against the Sellers pursuant to this Agreement, the R&W Insurance Policy or otherwise, except in the case of Fraud, in which case the insurance provider shall be entitled to subrogate or otherwise pursue, seek damages or recovery from or against the Sellers in accordance with the R&W Insurance Policy (but only to the extent the damages in respect of which the applicable payment under the R&W Insurance Policy was made to the Purchaser is caused by the Fraud of the Sellers). Notwithstanding anything to the contrary herein, neither any revocation, waiver, cancellation or modification of the R&W Insurance Policy after the Closing Date, nor any inability of, nor any denial by the provider of the R&W Insurance Policy, to pay any Damages contemplated by the R&W Insurance Policy, shall result in liability under Article 9 to the Sellers or Principals which is in excess of the liability of the Sellers or Principals contemplated under Article 9.

Section 10.6 D&O Liability and Indemnification.

(1)

The Purchaser agrees that all rights to indemnification or exculpation (and advancement of expenses) now existing in favor of the directors, officers, employees and agents of each Purchased Company (each, a “D&O Indemnitee”), as provided in such Purchased Company’s Organizational Documents or otherwise in effect as of the date hereof with respect to any matters occurring prior to the Closing Date, shall survive the Closing and shall continue in full force and effect and that the Purchased Companies will perform and discharge the Purchased Companies’ obligations to provide such indemnity and exculpation after the Closing. To the maximum extent permitted by Law, such indemnification shall be mandatory rather than permissive, and each Purchased Company shall advance expenses in connection with such indemnification as provided in such Purchased Company’s Organizational

Documents or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Purchased Companies’ Organizational Documents shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors, officers, employees or agents of any Purchased Company, unless such modification is required by Law.

(2)

The Sellers shall purchase and maintain in effect beginning on the Closing and for a period of six (6) years thereafter without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage (including any policy providing coverage for combined fiduciary and employment practices liability) for the benefit of those D&O Indemnitees who are covered by any Purchased Company’s directors’ and officers’ liability insurance policies as of the date hereof or at the Closing with respect to matters occurring prior to the Closing. Such policy shall provide coverage that is at least equal to the coverage provided under the Purchased Companies’ current directors’ and officers’ liability insurance policies in effect as of the date hereof; provided that the Sellers may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the Closing Date.

(3)

The directors, officers, employees and agents of each Purchased Company entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 10.6 are intended to be third party beneficiaries of this Section 10.6. This Section 10.6 shall survive the Closing and shall be binding on all successors and assigns of the Purchaser and the Purchased Companies.

Section 10.7 Company Leases.

In the event [Redacted—Personal Information—Company Leases] remains a guarantor under any Lease from and after Closing, Purchaser shall use commercially reasonable efforts, including, but not limited to, obtaining any consent or amendment, to fully remove [Redacted—Personal Information—Company Leases] as a guarantor and extinguish any obligations or liabilities under the applicable guaranty agreement. In the event [Redacted—Personal Information—Company Leases] is not removed as a guarantor under a Lease, such Lease may not be amended, extended or renewed (unless such amendment, extension or renewal fully removes [Redacted—Personal Information—Company Leases] as a guarantor and extinguishes any obligations or liabilities under the applicable guaranty agreement) without [Redacted—Personal Information—Company Leases] prior written consent.

Section 10.8 Assignment of Consideration Shares

Notwithstanding anything to the contrary herein or in any other Ancillary Agreement, including, but not limited to, the Lock-Up Agreements entered into by the Sellers, from and after the Closing until the expiration of the Lock-Up Period (as defined in the Lock-Up Agreements), any one or more of the Sellers shall have the right, subject to all applicable Laws and Parent’s insider trading policy, to contribute and transfer any or all of the Consideration Shares received by such Seller to a holding entity owned and controlled by such Seller or Sellers, which such contribution and transfer shall be deemed a permitted transfer under the terms of the Lock-Up Agreements. Upon such contribution and transfer, the applicable Sellers shall provide notice to Parent and Parent shall update its books and records to reflect the holding entity as the beneficial and record holder of such shares.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Appointment of the Sellers’ Representative.

(1)

Each Seller hereby irrevocably appoints the Sellers’ Representative, or any successor thereto, as its representative, agent, proxy and attorney in fact for such Seller and in such Seller’s name, place and stead for all purposes of this Agreement and any Ancillary Agreements.

(2)

In order to administer efficiently the determination of certain matters under this Agreement and the Escrow Agreement, each Seller hereby agrees that the Purchaser, the Parent and the Escrow Agent will be entitled to:

(a)

rely on the Sellers’ Representative as having full power, authority and discretion to make all decisions and take all actions relating to the Sellers’ respective rights, obligations and remedies under this Agreement including to receive and make payments, to receive and send notices, to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification on behalf of Sellers and to defend against indemnification claims of the Purchaser Indemnified Parties; and

(b)

deal only with the Sellers’ Representative in respect of all matters arising under this Agreement or the Escrow Agreement, including to receive and make payments, to receive and send notices (including notices of termination), to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification against the Sellers or any one of them and to defend against indemnification claims of the Sellers.

(3)

All references in this Agreement to decisions and actions to be taken by Sellers or any one of them, as the case may be, shall be deemed taken by the Sellers or any one of them, as the case may be, if such decisions or actions are taken by the Sellers’ Representative, in its capacity as the Sellers’ Representative. All references in this Agreement to decisions and actions to be taken by the Purchaser or the Parent and directed to the Sellers or any one of them, as the case may be, shall be deemed directed to the Sellers or any one of them, as the case may be, if such decisions or actions are directed by the Purchaser or the Parent to the Sellers’ Representative.

(4)

The Sellers’ Representative, in its capacity as the Sellers’ Representative, shall enter into the Escrow Agreement (instead of all of the Sellers) with regard to the Escrow Fund. Any and all amounts payable to the Sellers under this Agreement from the Escrow Fund shall be paid by the Escrow Agent to the Sellers’ Representative, as the representative of the Sellers, and the Sellers’ Representative shall promptly distribute to each Seller its Pro Rata Share of the net proceeds therefrom (less any reimbursement of expense provided for under this Section 11.1), in immediately available funds to an account designated by such Seller.

(5)

In no event shall the Purchaser, the Parent or the Escrow Agent be held responsible or liable for the application or allocation of any monies paid to the Sellers’ Representative by the Purchaser or the Escrow Agent, and the Purchaser, the Parent and the Escrow Agent shall be entitled to rely upon any notice provided thereto by the Sellers’ Representative or action taken by the Sellers’ Representative acting within the scope of its authority.

(6)

Notwithstanding the foregoing, no payment, notice, receipt or delivery of documents, exercise, enforcement or waiver of rights or conditions, indemnification claim or indemnification defense shall be ineffective by reason only of it having been made or given to or by a Seller directly if each of the Purchaser, the Parent or the Escrow Agent and the other Sellers consent by virtue of not objecting to such dealings without the intermediary of the Sellers’ Representative.

(7)

Each Seller and the Purchaser and the Parent hereby waive all potential conflicts of interest arising out of the Sellers’ Representative’s activities or authority, as the Sellers’ representative, and its relationships with the Purchased Companies or any of their Affiliates.

(8)

Subject to the provisions hereof, the Sellers’ Representative hereby accepts the foregoing appointment and agrees to serve as the Sellers’ Representative subject to, and each Seller and the Purchaser and the Parent expressly acknowledges and agrees to, the limitation of the liability of the Sellers’ Representative as set forth below:

(a)	The Sellers’ Representative shall be obligated to perform only the duties specifically set forth in this Agreement and shall have no implied duties or obligations.

(b)

THE SELLERS’ REPRESENTATIVE, IN SUCH CAPACITY, SHALL HAVE NO LIABILITY TO THE SELLERS, THE PURCHASER OR THE PARENT FOR ANY ACT OR OMISSION IN THE ABSENCE OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT ON THE PART OF THE SELLERS’ REPRESENTATIVE.

(c)

IN NO EVENT SHALL THE SELLERS’ REPRESENTATIVE, IN SUCH CAPACITY, BE LIABLE TO ANY SELLER, THE PURCHASER OR THE PARENT FOR ANY SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL, EXEMPLARY, PUNITIVE AND OTHER RELATED DAMAGES.

(d)

The Sellers’ Representative may rely and shall be protected in relying upon any document or instrument believed by the Sellers’ Representative to be genuine (or to be a genuine copy, facsimile, email/PDF of such document or instrument) and to have been signed by any Person, and shall not be liable for any action taken or omitted in accordance with the provisions of such instrument.

(e)

The Sellers’ Representative may, from time to time (at the expense of the Sellers), consult with legal counsel (including, without limitation, counsel that has previously represented the Sellers’ Representative or the Company in connection with the transactions contemplated by this Agreement) with respect to any matter arising in connection with the rights or duties of the Sellers’ Representative under this Agreement or any other document relating to the transactions contemplated by this Agreement, or in connection with the foregoing appointment, and shall not be liable to the Sellers for, and shall be fully protected with respect to, any action taken or omitted in reliance upon the advice of such counsel.

(f)

If any conflicting or inconsistent claims or demands are made in connection with this Agreement, or if the Sellers’ Representative is in doubt as to what action it should take under this Agreement, the Sellers’ Representative may, at its option, refuse to comply with any claims or demands, or refuse to take any other action under this Agreement so long as such disagreement continues or reasonable doubt exists. The Sellers’ Representative shall not be liable in any way or to any Seller for its failure or refusal to act in accordance with the foregoing sentence. The Sellers’ Representative shall be entitled to continue to refrain from acting until (A) the rights of all parties have been fully and finally adjudicated by a court of competent jurisdiction, or (B) the Sellers’ Representative has been notified in a writing signed by all interested parties that all differences have been settled by agreement among all of the interested parties. In addition, if the Sellers’ Representative has any doubt as to the course of action it should take under this Agreement, the Sellers’ Representative is authorized to petition any court of the State of Florida for instructions or to interplead funds or assets held by the Sellers’ Representative into such court. Each Seller agrees to indemnify and hold the Sellers’ Representative harmless from any liability or losses occasioned by such action and to pay any and all of its fees, costs, expenses and attorneys’ fees incurred in any such action and agree that, on such petition or interpleader action, the Sellers’ Representative will be relieved of all liability. In no event will the Sellers’ Representative be required to take any actions described in this Section 11.1(8)(f).

Section 11.2 Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, electronic mail or facsimile and addressed:

(a)	to the Purchaser, the Parent or the Purchased Companies following Closing at:

c/o Akumin Inc.

[Redacted - Personal Information - Notices]

Attention:           [Redacted - Personal Information - Notices]

Telephone:        [Redacted - Personal Information - Notices]

Facsimile:        [Redacted - Personal Information - Notices]

Email:             [Redacted - Personal Information - Notices]

(b)	to the Sellers, the Principals, the Sellers’ Representative or the Purchased Companies prior to Closing at:

[Redacted - Personal Information - Notices]

[Redacted - Personal Information - Notices]

Telephone:        [Redacted - Personal Information - Notices]

Email:              [Redacted - Personal Information - Notices]

with a copy that shall not constitute notice to:

Jones Foster P.A.

[Redacted - Personal Information - Notices]

Attention:           [Redacted - Personal Information - Notices]

Telephone:        [Redacted - Personal Information - Notices]

Facsimile:        [Redacted - Personal Information - Notices]

Email:             [Redacted - Personal Information - Notices]

(c)

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by electronic mail, on the Business Day such electronic mail was sent, or the next Business Day if such electronic mail was sent after to 4:00 p.m. (local time in place of receipt) (so long as no undelivered mail notice or other transmission error is received by the sender), or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party.

Section 11.3 Time of the Essence.

Time	is of the essence in this Agreement.

Section 11.4 Announcements.

No press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement may be made prior to Closing except with the prior written consent and joint approval of both the Sellers’ Representative and the Purchaser, or if required by Law or a Governmental Entity. Where such disclosure is required by Law or a Governmental Entity, the Party required to make such disclosure will use its commercially reasonable efforts to obtain the approval of the other Party as to its form, nature and extent of the disclosure. After the Closing, any disclosure by the Sellers or the Sellers’ Representative may be made only with the prior written consent and approval of the Purchaser unless such disclosure is required by Law or a Governmental Entity, in which case the Sellers shall use its commercially reasonable efforts to obtain the approval of the Purchaser as to the form, nature and extent of the disclosure.

Section 11.5 Third Party Beneficiaries.

(1)

Except as otherwise provided in this Agreement, including Section 9.3, Section 9.4 and Section 10.6, (i) the Parties intend that this Agreement will not benefit or create any right or cause of action in favor of any Person, other than the Parties, and (ii) no Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

The Parties acknowledge to each of the Indemnified Persons and the D&O Indemnities (the “Third Party Beneficiaries”) their direct rights against the applicable Party under Article 9, Section 10.6 and this Section 11.5, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs or its successors and his, her or its legal representatives, and for such purpose, the Parties hereto agree and acknowledge that they are acting as agent of their respective Third Party Beneficiaries and agree to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiary.

(3)

Notwithstanding the forgoing, the Parties acknowledge to each of the Purchaser Financing Sources (the “Purchaser Financing Source Third Party Beneficiaries”) their direct rights against the applicable Party under this Section 11.5(3), Section 11.6, Section 11.8, Section 11.11 and Section 11.18, which are intended for the benefit of, and shall be enforceable by, each Purchaser Financing Source Third Party Beneficiary, his or her heirs or its successors and his, her or its legal representatives.

Section 11.6 Specific Performance.

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any court of the United States or Canada or any state or province thereof having jurisdiction over the Parties and the matter, in each case without the requirement of posting a bond or proving actual damages, in addition to any other remedy to which they are entitled at law or in equity.

Notwithstanding anything to the contrary contained in this Agreement, including, without limitation, this Section 11.6, neither any Seller, nor any Principal, nor the Company nor other Purchased Company (nor any of their Affiliates nor any of their or their Affiliates’ respective controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys or representatives) shall be entitled to specifically enforce any rights of the Purchaser or any Affiliate thereof to cause the Purchaser Financing to be funded.

Section 11.7 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses (including the fees and expenses of legal counsel, accountants and other advisors) incurred in connection with this Agreement or any Ancillary Agreements and the transactions contemplated by them.

Section 11.8 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Sellers’ Representative, the Purchaser and the Parent. Notwithstanding anything to the contrary contained herein, Section 11.5(3), Section 11.6, Section 11.8, Section 11.11 and Section 11.18 (and any related definitions used in those sections) may not be amended, supplemented, waived or otherwise modified in a manner that is adverse in any respect to any Purchaser Financing Source without the prior written consent of such Purchaser Financing Source.

Section 11.9 Waiver.

No waiver of any of the provisions of this Agreement or any Ancillary Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of such right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 11.10 Entire Agreement.

This Agreement, including the Schedules hereto and the Disclosure Letter, together with the Ancillary Agreements and the other instruments referred to herein, (i) constitutes the entire agreement between the Parties; (ii) supersedes all prior agreements or discussions of the Parties; and (iii) sets forth the complete and exclusive agreement between the Parties, in all cases, with respect to the subject matter herein.

Section 11.11 Successors and Assigns.

(1)	Upon execution of the Agreement by the Parties, it will be binding upon and inure to the benefit of each Party and their respective successors and permitted assigns.

(2)

Except as provided in this Section 11.11, neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Parties.

(3)	Upon giving notice to the Sellers’ Representative, the Purchaser may assign this Agreement or any of its rights and/or obligations under this Agreement to:

(a)

any of its Affiliates, provided that such Affiliate and the Purchaser shall be jointly and severally liable with respect to all of the obligations of the Purchaser, including the representations, warranties, covenants, indemnities and agreements of the Purchaser; or

(b)	to any Person that acquires all or substantially all of the assets of the Purchaser.

(4)

The Purchaser may assign this Agreement or any of its rights and/or obligations under this Agreement to its lenders or any agent for its lenders as collateral security for its obligations under the Purchaser Financing, without any requirement of notice or consent of the Sellers’ Representative or any other Seller, but shall remain liable for all of its obligations hereunder.

Section 11.12 Jury Waiver.

EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

Section 11.13 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 11.14 Governing Law.

(1)	This Agreement is governed by and will be interpreted and construed in accordance with the laws of the State of Florida.

(2)

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’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 11.15 Counterparts.

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same instrument.

Section 11.16 Disclosure Letter.

The representations and warranties contained in Article 3 are qualified by reference to the Disclosure Letter attached to this Agreement. The Parties agree that the Disclosure Letter constitutes (a) exceptions to particular representations, warranties, covenants and obligations of the Sellers as set forth in this Agreement or (b) descriptions or lists of assets and liabilities and other items referred to in this Agreement. Inclusion of information in the Disclosure Letter shall not be construed as an admission that such information is material to the Sellers, the Purchased Companies, the Business or the Assets of the Purchased Companies.

The Purchaser acknowledges that headings have been inserted on the individual schedules included in the Disclosure Letter for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of the Agreement or the Disclosure Letter. Information contained in the Disclosure Letter under any particular schedule or section is deemed disclosed with respect to all other representations and warranties of the Sellers to the extent where the relevance of an exception to such other representation and warranty is reasonably apparent based upon a plain reading of such exception, regardless of whether a cross-reference to the applicable schedule and/or section is actually made.

Section 11.17 Attorney-Client Privilege; Conflict Waiver.

To the extent not prohibited by applicable Law, the Parties agree that any attorney-client, work product or similar privilege applicable to any documents or communications of the Sellers, the Purchased Companies or any of their respective Representatives existing at or prior to the Closing (to the extent relating to the sale of the Purchased Companies or the transactions contemplated by this Agreement) (collectively, the “Privileged Communications”) shall, notwithstanding the transfer of the Purchased Interest pursuant to this Agreement, belong to and be retained by the Sellers or their respective Representatives, as applicable, and may be asserted or waived solely by the Sellers or their respective Representatives, as applicable, from and after the Closing and shall not be transferred, conveyed or otherwise become the property of the Purchaser or any Purchased Company or be asserted or waived by Purchaser or any Purchased Company from and after the Closing; provided that, to the extent allowed by applicable Law, the Purchased Companies may assert such privileges to the extent relating to a dispute that does not involve the Sellers or any of their respective Representatives. The Parties agree that the Sellers shall be entitled to take all steps reasonably necessary to segregate the Privileged Communications from the documents and communications delivered to the Purchaser (or retained by the Purchased Companies) in connection with the transactions contemplated by this Agreement and the Purchaser shall provide such assistance to the Sellers in furtherance of such steps as the Sellers may reasonably request. The Purchaser, the Parent and the Purchased Companies acknowledge and agree that Jones Foster P.A. and/or one or more of its Affiliated or related entities (“JF”) has represented the Sellers and Principals and/or their respective Representatives and associates prior to the Closing and that JF may represent such persons and its Representatives after the Closing. To the extent not prohibited by applicable Law, the Purchaser and the Parent each hereby waives and agrees not to assert, and agrees to cause the Purchased Companies to waive and not to assert, any conflict that may arise in connection with the representation of such Seller or any of its Representatives by JF after the Closing as such representation may relate to the Purchased Companies and their respective Representatives or the transactions contemplated by this Agreement (including, without limitation, in connection with a dispute with the Purchaser, the Parent or a Purchased Company following the Closing).

Section 11.18 No Recourse to Purchaser Financing Sources.

In furtherance of the foregoing and without limiting the generality of Section 11.5(3), Section 11.6, Section 11.8, Section 11.11 and Section 11.18, the parties hereto agree that, notwithstanding anything in this Agreement to the contrary, each Seller and each Principal, in each case on behalf of itself and each of its Affiliates (including the Company and each other Purchased Company), and each of its and their controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys, trustees, administrators, managers, representatives and successors and assigns, shall not have, and hereby waives, any rights or claims against any Purchaser Financing Source in connection with this Agreement, the Purchaser Financing, the Commitment Letter or any transaction contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, and each Seller and each Principal, in each case on behalf of itself and each of its Affiliates (including the Company and each other Purchased Company), and each of its and their controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys, trustees, administrators, managers, representatives and successors and assigns, agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any claim, action, suit, litigation, or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) against any Purchaser Financing Source in connection with this Agreement, the Purchaser Financing, the Commitment Letter or any transaction contemplated hereby or thereby (including any claim, action, suit, litigation, or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) relating to the Purchaser Financing or the Commitment Letter). In furtherance of and not in limitation of the foregoing waiver, it is agreed that no Purchaser Financing Source shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to any Seller or any Principal (or, in each case, any of their respective Affiliates (including the Company or any other Purchased Company) or any of their respective controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys, trustees, administrators, managers, representatives and successors and assigns) in connection with this Agreement, the Purchaser Financing, the Commitment Letter or any transaction contemplated hereby or thereby (including any claim, action, suit, litigation, or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) relating to the Purchaser Financing or the Commitment Letter). Without limiting the foregoing, no Purchaser Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature to any Seller or any Principal (or, in each case, any of their respective Affiliates (including the Company or any other Purchased Company) or any of their respective controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys, trustees, administrators, managers, representatives and successors and assigns).

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, the Parties have executed this Share Purchase Agreement as of the date first set forth above.

PURCHASER:	AKUMIN CORP.

	By:	(Signed) Riadh Zine
Name: Riadh Zine
Title: President and Chief Executive Officer

PARENT:	AKUMIN INC.

	By:	(Signed) Riadh Zine
Name: Riadh Zine
Title: President and Chief Executive Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Share Purchase Agreement as of the date first set forth above.

SELLERS:

[Redacted – Personal Information – Sellers]

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Share Purchase Agreement as of the date first set forth above.

PRINCIPALS:

[Redacted – Personal Information –Principals]

[Signature Page to Share Purchase Agreement]

Schedule A

[Redacted – Personal Information – Schedule A]

Schedule A

Schedule 2.6(1)

[Redacted – Commercially Sensitive Information – Schedule 2.6(1)]

Schedule 2.6(1)

Schedule 6.1(h)(v)

List and Form of Seller Non-Competition Agreement

(see attached)

Schedule 6.1(h)(v)

Schedule 6(h)(v): List and Form of Seller Non-Competition Agreement

•	[Redacted - Personal Information - Schedule 6.1(h)(v)]

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This NON-COMPETITION AND NON-SOLICITATION AGREEMENT (this “Agreement”) dated [•], 2019, is entered into by and among [•] (the “Restricted Party”), Akumin Corp. (the “Purchaser”) and TIC Acquisition Holdings, LLC (the “Company”).

RECITALS:

(a)

Pursuant to the terms of that certain Share Purchase Agreement (the “Purchase Agreement”) dated April 15, 2019, the Purchaser has agreed to purchase all of the equity interests in the Company (the “Transaction”). Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

(b)	It is a condition of the closing of the Transaction that the Restricted Party execute and deliver this Agreement.

In consideration of the above and for other good and valuable consideration, the parties hereby agree as follows:

Section 1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Business” means the business carried on by the Company as of the date of the Agreement, namely the provision of outpatient diagnostic services in Florida and, without limiting the generality of the foregoing, also includes the provision of support, management or administrative services, personnel, equipment or space, directly or indirectly, to any providers or operators of outpatient diagnostic centers.

“Closing Date” has the meaning specified in the Purchase Agreement.

“Customers” means all Persons who are at the Closing Date or were at any time within the twelve (12) months prior to the Closing Date referral sources and customers of the Business.

“Indemnified Party” has the meaning specified in Section 9.

“Interest” has the meaning specified in Section 8.

“Notice” has the meaning specified in Section 14.

“Parties” means the Restricted Party, the Purchaser and the Company, and “Party” means any one of them.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.

“Prospective Customers” means all Customers solicited at any time during the twelve (12) month period prior to the Closing Date in connection with the Business, as evidenced by written record.

“Targets” means the Company and each of its subsidiaries as of the Closing Date, and any outpatient diagnostic center owned by any of them as of the Closing Date.

“Term” has the meaning specified in Section 3.

“Territory” means the area within a 20-mile radius of any of the facilities specified in Schedule A.

Section 2 Interpretation.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa. The division of this Agreement into Sections and the insertion of headings are for convenient reference only and do not affect its interpretation and the expression “Section” and other subdivision followed by a number mean and refer to the specified Section or other subdivision of this Agreement. In this Agreement the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”.

Section 3 Term of Agreement.

The term of this Agreement starts on the Closing Date and ends on the fifth (5th) anniversary of this Agreement (the “Term”).1 Upon expiration or termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided that the expiration or termination of this Agreement shall not relieve any Party from any liability for breach of this Agreement that occurred prior to the expiration or termination of this Agreement. Section 9 of this Agreement survives the expiration or other termination of this Agreement.

Section 4 Non-Competition.

Subject to Section 8 hereof, during the Term, the Restricted Party shall not, on its own behalf or on behalf of or in connection with any Person, directly or indirectly, other than on behalf of a Target, in any capacity whatsoever, including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise, carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavor, activity or business in all or any part of the Territory which is in competition with the Business.

[1]	[Redacted - Personal Information - Term of Agreement]

Section 5 Non-Solicitation of Customers.

During the Term, the Restricted Party shall not, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, other than on behalf of a Target, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by or through any Person or otherwise, in connection with the provision of diagnostic imaging services within the Territory:

(a)	solicit the business of, or procure or assist the canvassing or soliciting of the business of, any Customer or Prospective Customer;

(b)	accept, or procure or assist the acceptance of, any business from any Customer or Prospective Customer; or

(c)	supply, or procure or assist the supply of, any goods or services to any Customer or Prospective Customer.

Notwithstanding anything to the contrary herein, the restrictions set forth in this Section 5 shall not in any way limit the ability of a physician or other medical professional to exercise his or her professional judgment in the treatment of any patient of such physician or professional, including as to where or to whom to refer such patient for diagnostic services. Further, this Section 5 shall not prevent any Seller or Principal from undertaking general solicitations of customers not specifically targeted at Customers or Prospective Customers, whether within or outside of the Territory.

Section 6 Non-Solicitation of Employees.

During the Term, the Restricted Party shall not, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, other than on behalf of a Target, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise, in connection with the provision of diagnostic imaging services:

(a)

employ, offer employment to or solicit the employment or engagement of or otherwise entice away from the employment of any Target any individual who is employed or engaged by such Target as of the Closing Date, whether or not such individual would commit any breach of his contract or terms of employment by leaving the employ of such Target;

(b)

employ, offer employment to or solicit the employment or engagement of any individual who was employed or engaged at any Target as of the Closing Date and who has resigned from such Target within three months prior to such employment, offer of employment, solicitation or engagement; or

(c)

procure or assist any Person to employ, offer employment or solicit the employment or engagement of or otherwise entice away from the employment of any Target any such individual employed or engaged at such Target as of the Closing Date.

Notwithstanding anything to the contrary herein, the restrictions set forth in this Section 6 shall not in any way apply to (i) an individual whose employment or engagement with any Target has been terminated for any reason or no reason prior to the employment, offer of employment, solicitation or engagement by the Restricted Party, or (ii) general solicitations of employment not specifically directed at employees of the Targets through newspapers, or other media of general circulation (including through the use of employment agencies or search firms).

Section 7 Non-Interference.

The Restricted Party shall not on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever, including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise, adversely interfere or attempt to adversely interfere with the Business or persuade or attempt to persuade any Customer, Prospective Customer, employee or supplier of any Target to discontinue or alter such Person’s relationship with such Target.

Section 8 Portfolio Exception.

Notwithstanding anything to the contrary in this Agreement, the Restricted Party shall not be in default under this Agreement by virtue of holding not more than five percent (5%) of the issued and outstanding securities of a Person (the “Interest”), the securities of which are listed on a recognized stock exchange and with which Person the Restricted Party has no connection whatsoever other than the Interest, provided that the Restricted Party holds such Interest as a passive investor.

Section 9 Indemnification.

The Restricted Party shall indemnify and save the Company, the Purchaser and each of their respective shareholders, members, directors, managers, officers, employees, agents and representatives (each, an “Indemnified Party”) harmless of and from and will pay for any claim, demand, action, cause of action, judgment, loss, liability, damage or expense suffered by, imposed upon or asserted against the Indemnified Party as a result of, in connection with or arising out of any violation, contravention or breach of this Agreement by the Restricted Party.

Section 10 Reasonableness.

The Restricted Party expressly acknowledges that the agreements and covenants provided by Restricted Party in this Agreement are essential to protect the value of the Business and such covenants and agreements contained herein are a material and substantial part of the Transaction contemplated by the Purchase Agreement (supported by adequate consideration) and are a material inducement to the Purchaser’s agreement to consummate the Transaction. The Restricted Party further acknowledges that this Agreement is reasonable and valid in all respects and irrevocably waives (and irrevocably agrees not to raise) as a defense any issue of reasonableness (including the reasonableness of the Territory or the duration and scope of this Agreement) in any proceeding to enforce any provision of this Agreement, the intention of the Parties being to provide for the legitimate and reasonable protection of the interests of the Targets by providing, without limitation, for the broadest scope, the longest duration and the widest territory allowable by law. The Restricted Party agrees not to challenge or raise any equitable defenses to the enforceability of the restrictive covenants contained in this Agreement.

Section 11 2[Enforcement of Covenants.

The Restricted Party shall, at its own expense, take all lawful and reasonably necessary actions, including the institution of legal proceedings, to prevent or stop any violation, contravention or breach of this Agreement by any of its representatives or agents. In the absence of such action by the Restricted Party, the Purchaser may take such reasonably necessary action in its own name and the Restricted Party shall be subject to the indemnification provisions set forth in Section 9.]

Section 12 Notification.

The Restricted Party shall promptly notify the Purchaser of any violation, contravention or breach of this Agreement as soon as it becomes aware of any such event.

Section 13 Equitable Remedies.

In the event of a violation, contravention, breach or threatened breach of this Agreement by the Restricted Party, the Restricted Party acknowledges and agrees that the applicable Target’s remedy at law for any breach of the covenants contained herein would be inadequate and such Target is entitled to both temporary and permanent injunctive relief, without the necessity of posting a bond. The right of the Target to injunctive relief is in addition to any and all other remedies available to it and will not prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

Section 14 Notices.

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email, return receipt requested, and addressed:

(i)	to a Target at:

c/o Akumin Inc.

[Redacted - Personal Information - Notices]

[2]	NTD: To be included if the Restricted Party is not an individual.

Attention:     [Redacted - Personal Information - Notices]

Telephone:   [Redacted - Personal Information - Notices]

Email:          [Redacted - Personal Information - Notices]

(ii)	to the Restricted Party at the address listed on the Signature Page.

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by facsimile, on the business day following the date of confirmation of transmission by the originating facsimile, or (iii) if sent by electronic mail, on the Business Day such electronic mail was sent, or the next Business Day if such electronic mail was sent after to 4:00 p.m. (local time in place of receipt) (so long as no undelivered mail notice or other transmission error is received by the sender). A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 15 Miscellaneous.

(1)	Time. Time is of the essence in this Agreement.

(2)

Third Parties. Except as provided in Section 9, each Party to this Agreement intends that this Agreement will not benefit or create any right or cause of action in favor of, or on behalf of, any Person, other than the Parties to it, and no Person, other than the Parties to this Agreement, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(3)	Amendment. This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

(4)

Waiver. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right it may have.

(5)

Non-Merger. Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties set forth herein will not merge upon and will survive the closing of the transactions contemplated under the Purchase Agreement and, notwithstanding such closing, continue in full force and effect. Such closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

(6)

Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the non-competition covenants of the Restricted Party in connection with the transactions contemplated by the Purchase Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties in such connection. There are no representations, warranties, conditions or other agreements, express or implied, statutory or otherwise, between the Parties in connection with the subject-matter of this Agreement except as specifically set out in this Agreement.

(7)

Successors and Assigns. This Agreement becomes effective when executed by all of the Parties. After that time, it will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement, including any right to payment, may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Parties.

(8)

Severance/Reformation. In the event that a court or appointed arbitrator holds any provision of this Agreement to be invalid or unenforceable, then that provision shall be reduced, modified or otherwise conformed to the relevant law, judgment or determination to the degree necessary to render it valid and enforceable without affecting the rest of this Agreement. If after applying the provisions of the preceding sentence, any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

(9)	Governing Law. This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the State of Florida.

(10)

Independent Legal Advice. The Parties each acknowledge that, prior to executing this Agreement, they have been given the opportunity to obtain independent legal advice concerning this Agreement and that they fully understand the nature, content and consequences of this Agreement. This Agreement has been negotiated in good faith between the Parties.

(11)

Counterparts. This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank. Signature page(s) follow.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

RESTRICTED PARTY:

By:

Name:

Title:

Address:

Telephone:

Fax:

Email:

Attention:

PURCHASER:

AKUMIN CORP.

By:

Name:

Title:

COMPANY:

TIC ACQUISITION HOLDINGS, LLC

By:

Name:

Title:

[Signature Page - Non-Competition and Non-Solicitation Agreement]

Schedule A

•	[Redacted - Commercially Sensitive Information - Schedule A]

Schedule 6.1(h)(ix)

[Redacted – Commercially Sensitive Information – Schedule 6.1(h)(ix)]

Schedule 6.1(h)(ix)

Schedule 6.1(h)(x)

Form of Lock-Up Agreement

(see attached)

Schedule 6.1(h)(x)

LOCK-UP AGREEMENT

RECITALS:

(a)

[Pursuant to the terms of that certain Share Purchase Agreement (the “Purchase Agreement”) dated as of April 15, 2019, Akumin Corp. (the “Purchaser”) has agreed to purchase all of the equity interests in TIC Acquisition Holdings, LLC (the “Transaction”).

(b)

As partial consideration for the acquisition contemplated by the Purchase Agreement, the undersigned shall receive common shares in the capital of the Purchaser’s ultimate parent entity, Akumin Inc. (such entity, “Parent”, and any such shares issued to the undersigned in connection with the Transaction, the “Locked-Up Shares”).

(c)	It is a condition of the closing of the Transaction that the undersigned execute and deliver this Lock-Up Agreement.][1]

OR

(a)

[Pursuant to the terms of that certain Subscription Agreement (the “Subscription Agreement”) dated as of •, 2019, the undersigned has subscribed for common shares in the capital of Akumin Inc. (such entity, “Parent”, and any such shares issued to the undersigned in connection with the Subscription Agreement, the “Locked-Up Shares”), and Parent has agreed to issue the Locked-Up Shares to the undersigned in accordance with the terms thereunder.

(b)	In connection with the issuance of the Locked-Up Shares, the undersigned is hereby executing and delivering this Lock-Up Agreement to Parent.][2]

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees not to directly or indirectly, offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of, reduce its financial exposure to, or deal with the Locked-Up Shares, and further will not publicly announce any intention to undertake any of the foregoing (collectively, the “Lock-Up Restrictions”), except with the consent of the Parent (to be determined in its sole discretion), for a period commencing on the date of this Lock-Up Agreement and continuing through the close of trading on the date that is six months following closing of the Transaction (such period, the “Lock-Up Period”). The undersigned further agrees to provide at least 10 days prior written notice to Parent of any proposed activity that would have been subject to the Lock-Up Restrictions (each a “Notice”) for the period commencing on the expiry of the Lock-Up Period and continuing through the close of trading on the date that is 12 months following closing of the Transaction (such period, the “Notice Period”).

1.

[1]	NTD: Recitals if undersigned is a party to the purchase agreement.
[2]	NTD: Recitals if undersigned is not a party to the purchase agreement.

The Lock-Up Restrictions shall not apply to (and no Notice shall be required in respect of): (A) transfers to affiliates of the undersigned, including (if the undersigned is a natural person) any family members, or to any company, trust or other entity owned by or maintained for the benefit of the undersigned, including any company formed to hold the Locked-Up Shares of the undersigned and any other persons; (B) transfers occurring by operation of law or in connection with transactions as a result of the death of the undersigned, provided that in each of (A) and (B) above, that any such transferee shall first execute a lock-up agreement with the Parent in substantially the same form as this Lock-Up Agreement with respect to the Locked-Up Shares for the remainder of the Lock-Up Period and Notice Period then outstanding; or (C) transfers made pursuant to a bona fide take-over bid or transfers made or Locked-Up Shares cancelled as part of a similar acquisition or merger transaction (including by scheme of arrangement or similar such transaction) provided that in the event that such transaction is not completed, any Locked-Up Shares shall remain subject to the restrictions contained herein.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that, upon request, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof. The undersigned acknowledges that, prior to executing this Lock-Up Agreement, the undersigned has been given the opportunity to obtain independent legal advice concerning this Lock-Up Agreement and that the undersigned fully understands the nature, content and consequences of this Lock-Up Agreement.

Any notice, direction or other communication given pursuant to this Lock-Up Agreement (including any Notice) must be in writing, sent by personal delivery, courier, facsimile or email, return receipt requested, and addressed to the Parent at:

c/o Akumin Inc.

[Redacted - Personal Information - Notices]

Attention:	[Redacted - Personal Information - Notices]
Telephone:	[Redacted - Personal Information - Notices]
Email:	[Redacted - Personal Information - Notices]

Any such notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a business say and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next business day, or (ii) if sent by facsimile, on the business day following the date of confirmation of transmission by the originating facsimile.

This Lock-Up Agreement is irrevocable and will be binding on the undersigned and its respective successors, heirs, personal representatives, and assigns. This Lock-Up Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the State of Florida. This Lock-Up Agreement will automatically become null and void upon expiry of the Notice Period.

DATED as of the date first written above.

Name of Shareholder

Number Locked-Up Shares subject to this Lock-Up Agreement:

Signature of Shareholder	Signature of Witness

Signature Page to Lock-Up Agreement

ACKNOWLEDGED AND AGREED:

AKUMIN INC.

By:
Name:
Title:

Date:

Signature Page to Lock-Up Agreement

Schedule 6.1(h)(xiv)

[Redacted – Commercially Sensitive Information – Schedule 6.1(h)(xiv)]

Schedule 6.1(h)(xiv)

Schedule 6.1(h)(xv)

Form of Subscription Agreement

(see attached)

Schedule 6.1(h)(xv)

For United States Investors Only

AKUMIN INC.

SUBSCRIPTION FOR COMMON SHARES

The Purchased Shares (as defined below) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and are being offered and sold within the United States pursuant to exemptions from registration under the U.S. Securities Act and in compliance with applicable state securities laws. The Purchased Shares are “restricted securities” within the meaning of Rule 144 of the U.S. Securities Act and may only be resold or transferred in a transaction that is in accordance with the restrictions referred to herein. The Purchased Shares have not been approved or disapproved by the United States Securities and Exchange Commission or by any state securities commission or regulatory authority. Any representation to the contrary is a criminal offense in the United States.

TO:             AKUMIN INC. (the “Corporation”)

The undersigned (hereinafter referred to as the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase such number of common shares of the Corporation (the “Purchased Shares”) set forth below for the aggregate subscription amount set forth below (the “Aggregate Subscription Amount”), upon and subject to the “Acknowledgements, Representations, Warranties and Covenants of the Subscriber” attached hereto (together with the attached Schedule “A”, the “Subscription Agreement”) and in reliance on the representations and covenants of the Corporation set forth in that certain Share Purchase Agreement dated the date hereof by and among the Corporation, Akumin Corp., the Subscriber and those other “Sellers” and “Principals” identified therein (the “Share Purchase Agreement”), or, if the Subscriber is not a party to the Share Purchase Agreement, as set forth in the “Acknowledgements, Representations, Warranties and Covenants of the Corporation” attached hereto. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Share Purchase Agreement.

DATED as of this                  day of                  , 2019.

Number of Purchased Shares to be purchased:

Aggregate Subscription Amount:	US$

Name (full legal name of Subscriber) and Address of Subscriber:

By:
(signature)

(please print name)

(official capacity)

(telephone number)

(email address)

For United States Investors Only

ACKNOWLEDGED AND ACCEPTED:

AKUMIN INC.

By:
Name:
Title:

Date:

For United States Investors Only

Acknowledgements, Representations, Warranties and Covenants of the Subscriber

The Subscriber acknowledges, represents, warrants and covenants to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

(a)	it is not aware of any advertisement with respect to the distribution of the Purchased Shares by the Corporation;

(b)	it is purchasing the Purchased Shares for its own account and for investment purposes and not with a view towards resale or distribution;

(c)	the offer and sale of the Purchased Shares was made in the State of ;

(d)

it has not received or been provided with a prospectus or offering memorandum in making an investment decision in respect of the Purchased Shares, and the Subscriber’s decision to subscribe for the Purchased Shares was not based upon, and the Subscriber has not relied upon, any representations as to fact made by or on behalf of the Corporation other than as contained in the Share Purchase Agreement;

(e)

it is a resident in the State of                         , being the jurisdiction set out as the “Name and Address of Subscriber” on the face page hereof, and it is subscribing for the Purchased Shares on the basis that it is qualified to purchase the Purchased Shares as indicated on Schedule “A” to this Subscription Agreement and the Subscriber makes the representations, warranties and covenants set out in such Schedule “A”;

(f)

it is aware that the Purchased Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and that the Purchased Shares may not be offered or sold, directly or indirectly, in the United States or for the account or benefit of a U.S. Person (as defined in the U.S. Securities Act) without registration under the U.S. Securities Act or compliance with the requirements of an exemption from registration;

(g)

it acknowledges that the Corporation is relying on Section 2.3 of Ontario Securities Commission Rule 72-503 – Distributions Outside Canada in respect of its exemption from the prospectus requirements under Ontario securities laws and that the Corporation will file a Form 72-503F – Report of Distributions Outside Canada within ten days of the issuance of the Purchased Shares;

(h)

it, either alone or with its advisors, has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Purchased Shares and it is able to bear the economic risk of loss of its entire investment in the Purchased Shares;

(i)

it understands and acknowledges that the Purchased Shares are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act (“Rule 144”), and that, if in the future it decides to offer, resell, pledge or otherwise transfer any of the Purchased Shares, such securities may be offered, sold, pledged or otherwise transferred only (a) to the Corporation; (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (c) within the United States, in accordance with Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States;

(j)	it acknowledges that certificates representing the Purchased Shares will bear a legend substantially similar to the following:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF AKUMIN INC. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE

For United States Investors Only

WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS.”

(k)

it is solely responsible for obtaining such tax, investment, legal and other professional advice as it considers appropriate in connection with the execution, delivery and performance by it of this Subscription Agreement and the transactions contemplated hereunder (including the resale and transfer restrictions referred to herein);

(l)

it has had access to management of the Corporation and the opportunity to ask and have answered any and all questions which it wished with respect to the business and affairs of the Corporation, the Purchased Shares and the subscription hereby made, and, to the extent applicable, all such questions have been answered to the full satisfaction of the Subscriber;

(m)

it understands that no federal or state governmental agency has passed upon or will pass upon the Purchased Shares or has made or will make any finding or determination as to the fairness of investment in the Purchased Shares;

(n)

it has been furnished and has read, understands and is fully familiar with, this Subscription Agreement, which will govern the Purchased Shares, it has received no solicitation or general advertisements, and it has attended no seminar or other public promotional meeting relating to investments in the Purchased Shares; and

(o)

it is (i) a person or entity that is a “United States person” within the meaning of Section 7701(a)(30) of the Internal Revenue Code (the “Code”) (except as otherwise provided in the Code, a “United States person” is (A) a citizen or resident of the United States, (B) a U.S. domestic (i.e., created or organized in the United States or under the laws of the United States or of any state) partnership, (C) a U.S. domestic corporation and (D) any estate or trust which is not a foreign estate or trust as defined in Code Section 7701(a)(31)) and (ii) a person or entity whose ownership of the Purchased Shares will not subject the Company to a tax, or to a requirement of withholding tax, that would not otherwise be imposed.

The Subscriber acknowledges and agrees that the representations and warranties made by the Subscriber in this Subscription Agreement, or any certificate, document or instrument delivered in connection herewith, are made by the Subscriber with the intent that they may be relied upon by the Corporation and will survive the completion of the transactions contemplated by this Subscription Agreement.

For United States Investors Only

SCHEDULE “A”

U.S. INVESTOR CERTIFICATE

This certificate contains certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate and the applicable Exhibits and Appendices attached hereto.

TO:	AKUMIN INC. (the “Corporation”)

Reference is made to the subscription agreement between the Corporation and the undersigned (referred to herein as the “Subscriber”) dated as of the date hereof (the “Subscription Agreement”). Upon execution of this U.S. Investor Certificate (“Certificate”) by the Subscriber, this Certificate shall be incorporated into and form a part of the Subscription Agreement. Capitalized terms used herein and not defined have the meanings ascribed thereto in the Subscription Agreement. All references to dollar amounts in this Certificate are to the lawful currency of the United States.

The Subscriber hereby certifies to the Corporation that it is an investor falling into the category checked below:

☐	a director or executive officer of the Corporation; or

☐

a natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of the person’s purchase exceeds $ 1,000,000 (for purposes of calculating net worth: (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence shall be included as a liability); or

☐

a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐

none of the above categories apply but the undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Purchased Shares. With the assistance of the undersigned’s own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Purchased Shares. The undersigned has considered the suitability of the Purchased Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the securities (including a total loss in the investment).

For United States Investors Only

Dated:	Signed:

Print name of Subscriber

For United States Investors Only

Acknowledgements, Representations, Warranties and Covenants of the Corporation

The Corporation acknowledges, represents, warrants and covenants to the Subscriber (and acknowledges that the Subscriber is relying thereon) that:

(a)

The Corporation is duly formed and validly existing under the laws of the jurisdiction of its organization. The Corporation has the power to own and operate its property and carry on its business. The Corporation is qualified, licensed or registered to carry on its business in each jurisdiction in which its assets or its business makes such qualification necessary or where it owns or leases any material assets or conducts any material business;

(b)

The issuance of the Purchased Shares to the Subscriber and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Corporation. The Purchased Shares, when issued pursuant to the terms hereof, will be validly authorized, duly issued and not subject to any Liens or restrictions on transfer, other than the restrictions on transfer resulting from there being no registration statement having been issued under the U.S. Securities Act and under the lock-up agreement to be entered into by the Subscriber;

(c)	The execution and delivery of and performance by the Corporation of this Subscription Agreement:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its Organizational Documents;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Contracts or instruments to which it is a party; and

(iii)	do not and will not result in the violation of any Law;

(d)

This Subscription Agreement has been duly executed and delivered by the Corporation and constitutes the legal, valid and binding agreement of the Corporation, enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)

There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Subscription Agreement by the Corporation, except in respect of the receipt of the approval of the Toronto Stock Exchange with respect to the issuance of the Purchased Shares, and where the failure to obtain such consent, approval or waiver would not materially affect the Corporation’s ability to consummate the transactions contemplated by this Subscription Agreement;

(f)

There is no requirement to obtain any consent, approval or waiver of a party under any Lease or any Contract to which the Corporation is a party to any of the transactions contemplated by this Subscription Agreement except where the failure to obtain such consent, approval or waiver would not materially affect the Corporation’s ability to consummate the transactions contemplated by this Subscription Agreement;

(g)

There are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving the Corporation pending, or, to the knowledge of the Corporation, threatened against the Corporation, which would materially adversely affect the Corporation’s performance under this Subscription Agreement or the consummation of the transactions contemplated hereby;

For United States Investors Only

(h)

Immediately after giving effect to the transactions contemplated by this Subscription Agreement, the Corporation will be able to pay its debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Subscription Agreement, the Corporation will have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Corporation;

(i)

The Corporation’s Financials have been prepared in accordance with IFRS applied on a basis consistent with those of previous fiscal years and each presents fairly: (i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial position of the Corporation and its Subsidiaries as at the respective dates of the relevant statements; and (ii) the sales and earnings of the Corporation and its Subsidiaries during the periods covered by the Corporation’s Financials, as the case may be. Subscriber acknowledges receipt of the Corporation’s Financials as available under the Corporation’s profile on SEDAR at www.sedar.com;

(j)

The disclosure contained in the Public Record did not, at the date of the filing thereof, contain a misrepresentation and there has been no change in a material fact or material change in any of the information contained in the Public Record, except for changes in material facts or material changes that are disclosed in and subsequently form part of the Public Record;

(k)

Notwithstanding anything to the contrary contained herein, (i) the Corporation shall not be deemed to make to the Subscriber any representation or warranty other than as expressly made by the Corporation in this Subscription Agreement and (ii) the Corporation does not make any representation or warranty to the Subscriber except as expressly covered by a representation and warranty contained in this Subscription Agreement, any other information or documents (financial or otherwise) made available to the Subscriber or its counsel, accountants or advisors; except, in the case of clause (i) or (ii) hereunder, to the extent such statement, representation, warranty or agreement is set forth in the Public Record. The Subscriber hereby acknowledges and agrees to such disclaimer; and

(l)

Neither the Corporation nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Subscription Agreement.

Schedule 9.6(5)

Third Party Claim Procedure

(1)	If the Indemnifying Party assumes the investigation and defense of a Third Party Claim:

(a)

the Indemnifying Party shall pay for all reasonable costs and expenses of the investigation and defense of the Third Party Claim except that the Indemnifying Party shall not, so long as it diligently conducts such defense (or has cured the failure to diligently conduct the defense within 14 calendar days after receiving written notice from the Indemnified Person or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal), be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defense of the Third Party Claim, incurred by the Indemnified Person after the date the Indemnifying Party exercised its right to assume the investigation and defense of the Third Party Claim;

(b)

the Indemnifying Party shall reimburse the Indemnified Person for all reasonable costs and expenses incurred by the Indemnified Person in connection with the investigation and defense of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defense of the Third Party Claim;

(c)

the Indemnified Person shall not, other than with respect to Third Party Claims in respect of Taxes, contact or communicate with the Person making the Third Party Claim without the prior written consent of the Indemnifying Party, unless required by applicable Law;

(d)	legal counsel chosen by the Indemnifying Party to defend the Third Party Claim must be satisfactory to the Indemnified Person, acting reasonably; and

(e)

the Indemnifying Party may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Person, which consent may not be unreasonably withheld or delayed, if, pursuant to, or as a result of such compromise, settlement or remedy, injunctive or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to the claim that gave rise to the Third Party Claim.

(2)

If the Indemnifying Party (i) is not entitled to assume the investigation and defense of a Third Party Claim under Section 9.6(4) of the Agreement, (ii) does not elect to assume the investigation and defense of a Third Party Claim, or (iii) assumes the investigation and defense of a Third Party Claim but fails to diligently pursue such defense, or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person has the right (but not the obligation) to undertake the defense of the Third Party Claim. In the case

Schedule 9.6(5)

where the Indemnifying Party fails to diligently pursue the defense of the Third Party Claim, or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person may not assume the defense of the Third Party Claim unless the Indemnified Person gives the Indemnifying Party written demand to diligently pursue the defense and the Indemnifying Party fails to do so within 14 calendar days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.

(3)

If, under Section 9.6 of the Agreement, the Indemnified Person undertakes the investigation and defense of a Third Party Claim, the Indemnified Person may compromise and settle the Third Party Claim but the Indemnifying Party shall not be bound by any compromise or settlement of the Third Party Claim effected without its consent (which consent may not be unreasonably withheld or delayed).

(4)

The Indemnified Person and the Indemnifying Party agree to keep each other fully informed of the status of any Third Party Claim and any related proceedings and to use their reasonable efforts to minimize Damages with respect to any Third Party Claim. If the Indemnifying Party assumes the investigation and defense of a Third Party Claim, the Indemnified Person shall, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Person, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defense of. The Indemnified Person shall cooperate on a timely basis with the Indemnifying Party in the defense of any Third Party Claim.